FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                    For the Quarter ended September 30, 2002


                           AES Drax Holdings Limited


                                  18 Parkshot
                                    Richmond
                                 Surrey TW9 2RG
                                    England
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [_]     No [X]

AES DRAX HOLDINGS LIMITED


INDEX


                                                                   Page
                                                                   ----

PART I   FINANCIAL INFORMATION

Item 1.  Interim Financial Information                              3

Item 2.  Discussion and Analysis of Financial Condition
         and Results of Operations                                  3

Item 3.  Market Risks                                               17


PART II  OTHER INFORMATION

Item 1.  Legal and Regulatory Developments                          19

Item 2.  Changes in Securities and Use of Proceeds                  19

Item 3.  Defaults Upon Senior Securities                            19

Item 4.  Submission of Matters to a Vote of Security Holders        19

Item 5.  Other Information                                          19

Item 6.  Exhibits and Reports on Form 8-K                           19


SIGNATURES                                                          20

APPENDIX                                                            21

               PRESENTATION OF CURRENCY AND FINANCIAL INFORMATION

     Amounts set forth in the financial statements included in the appendix to this report are stated in pounds sterling. In this report, references to "(pound)", "pounds sterling" or "Pounds" are to the currency of the United Kingdom, which we sometimes refer to as the UK. References to "US dollars", "US$" or "$" are to the currency of the US. In this report, "US GAAP" means US generally accepted accounting principles and "UK GAAP" means UK generally accepted accounting principles.


                           FORWARD LOOKING STATEMENTS

     Certain statements included in this report are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date hereof. Forward looking statements can be identified by the use of forward-looking terminology such as "believe," "expects," "may," "intends," "will," "should" or "anticipates" or the negative forms of other variations of these terms of comparable terminology, or by discussions of strategy. Future results covered by the forward-looking statements may not be achieved. Forward looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

     Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we have identified some of these risks, uncertainties and other important factors in this report and you should also review "Item 1. Key Information - Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2001, ("2001 Annual Report") which is hereby incorporated by reference herein.

     You should also consider, among others, the following important factors:

     o    general economic and business conditions in the UK;

     o changes in governmental regulations affecting the Drax Power Station and the UK electric power industry generally, including the impact of the New Electricity Trading Arrangements ("NETA") that were implemented on March 27, 2001 on the market for electricity in the UK;

     o    power prices and resource availability and pricing;

     o    general industry trends;

     o    changes to the competitive environment;

     o changes in business strategy, development plans or vendor relationships in the market for power in the UK and that our prinicpal hedging arrangement relating to power sales has been terminated and we will now be operating as a fully merchant plant;

     o    availability, terms and deployment of capital;

     o    interest rate volatility;

     o changes in currency exchange rates, inflation rates and conditions in financial markets; and

     o    availability of qualified personnel.

     These forward-looking statements speak only as of the date of this report. We do not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report, and we do not assume any responsibility to do so.


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


                         MARKET DATA AND INDUSTRY TERMS

     In this report, we rely on, and refer to, information and statistics regarding economic conditions and trends, the market for electric power and our market share in the sectors of that market in which we compete. We obtained this information and statistics from various third-party sources and/or our own internal estimates. We believe that these sources and estimates are reliable, but we have not independently verified them and cannot guarantee their accuracy or completeness.

     The Drax Power Station's business is the generation and sale of electricity. Generated electricity is sold under a two-part pricing method, representing the two main products, capacity and energy, produced by electric generating facilities. Energy refers to the sale of actual electricity produced by a power station and capacity refers to the generating capability of a particular plant. Under the current market structure Drax Power Station sells both electricity capacity, which is expressed as kilowatts ("KW"), megawatts ("MW"), gigawatts ("GW") or terawatts ("TW") of electricity available for use at any point in time, and electrical energy, which is expressed as kilowatt hours ("KWh"), megawatt hours ("MWh"), gigawatts hours ("GWh") or terawatts hours ("TWh") of electricity produced or consumed over a period of time. One KW = 1,000 watts, one MW = 1,000KW, one GW = 1,000MW and one TW = 1,000GW.

                                     PART I

                              FINANCIAL INFORMATION

ITEM 1. INTERIM FINANCIAL INFORMATION

The appendix to this quarterly report contains the unaudited condensed financial statements of the following companies:

                                                                       Page
                                                                       ----

A   AES DRAX HOLDINGS LIMITED

    Condensed Financial Statements for the quarter ended              A1 - 7
    30 September 2002

B   AES DRAX POWER LIMITED

    Condensed Financial Statements for the quarter ended              B1 - 7
    30 September 2002

C   AES DRAX LIMITED

    Condensed Financial Statements for the quarter ended              C1 - 7
    30 September 2002

D   AES DRAX ELECTRIC LIMITED

    Condensed Financial Statements for the quarter ended              D1 - 7
    30 September 2002

E   AES DRAX ACQUISITION LIMITED

    Condensed Financial Statements for the quarter ended              E1 - 7
    30 September 2002

F   AES DRAX FINANCING LIMITED

    Condensed Financial Statements for the quarter ended              F1 - 3
    30 September 2002



ITEM 2. DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

General

     AES Drax Holdings Limited is a holding company with no material operations. We were formed on August 26, 1999 in connection with the financing of our acquisition of the Drax Power Station from National Power plc (now called Innogy plc). Our only asset is our ownership of all of the share capital of AES Drax Electric Limited, which owns 100% of the outstanding capital stock of AES Drax Limited, which owns all of the outstanding capital stock of AES Drax Power Limited ("AES Drax"), the owner of the Drax Power Station. We are entirely dependent on the receipt of distributions from our direct and indirect subsidiaries to meet our financial obligations. AES Drax Holdings is a wholly owned subsidiary of the AES Corporation. The AES Corporation files annual (audited) and quarterly (unaudited) reports with the Securities and Exchange Commission under the Securities and Exchange Act of 1934 (the "1934 Act"), which are publicly available. We filed our 2001 Annual Report under the 1934 Act with the Securities and Exchange Commission on April 30, 2002, which is also publicly available.

Recent Developments

     Credit Rating Downgrades

     During the week of October 7, 2002, we understand that Moody's and Standard & Poor's began discussions with TXU Europe Group plc ("TXU Europe") regarding its credit ratings. TXU Europe is the guarantor under the Hedging Contract (which has now been terminated) between AES Drax and TXU Europe Energy Trading Limited ("TXU Energy"). The Hedging Contract historically accounted for approximately 60% of the revenues generated by AES Drax. It was understood at that time that TXU Europe's parent, TXU Corp, would inject U.S.$700 million into TXU Europe to assist in restructuring certain of TXU Europe's contracts and to reduce debt. Such commitments, however, were made contingent on TXU Corp maintaining its own credit ratings.

     On October 14, 2002, TXU Europe was downgraded by Standard & Poor's (to B+ from BBB-) and by Moody's (to B3 from Baa3). On the same day, we were also downgraded by Standard & Poor's to B, negative outlook, which resulted in all three rating agencies, including Moody's and Fitch, rating our senior debt, the Eurobonds (which are financed by a syndicate of banks, the "Senior Lenders") and the senior bonds (the "Senior Bonds") (which are secured and rank pari passu with the Eurobonds), below investment grade. The high yield notes of AES Drax Energy Limited, which are structurally subordinated to our senior debt, were also downgraded to C by Standard and Poor's, Ca by Moody's and CC by Fitch.

     Discussions with TXU Energy and TXU Europe on Restructuring of the Hedging Contract

     Due to TXU Europe's credit ratings downgrades, and the announcement by TXU Corp on October 14, 2002 that it would not inject any additional capital into TXU Europe, AES Drax was requested by TXU Europe and TXU Energy to restructure the Hedging Contract. Beginning on October 14, 2002, AES Drax engaged in discussions with TXU Europe and TXU Energy regarding a possible restructuring of the Hedging Contract. However, no agreement was reached.

     Notices under the Hedging Contract

     As a result of TXU Europe's credit ratings downgrade and TXU Energy's failure to make timely payments of (pound)25,536,456 due under the Hedging Contract on October 14, 2002, AES Drax:

     o gave notice, as of October 15, 2002, to TXU Energy to deliver a letter of credit for the benefit of AES Drax in accordance with the terms of the Hedging Contract. Failure to issue the letter of credit by November 4, 2002 would permit AES Drax to terminate the Hedging Contract, subject to receiving the necessary consents from the Senior Lenders.

     o delivered, as of October 15, 2002, a demand for non-payment and notified TXU Energy that AES Drax had rights to terminate the Hedging Contract due to TXU Energy's inability to pay its debts as they fell due as evidenced by its failure to make the payment due to AES Drax on October 14, 2002. This payment was made on October 17, 2002, as a result of which this demand no longer had any effect.

     As a result of our credit ratings downgrade, TXU Energy gave notice, as of October 15, 2002, to AES Drax to deliver a letter of credit for the benefit of TXU Energy in accordance with the terms of the Hedging Contract. Failure to issue the letter of credit by November 4, 2002 would permit TXU Energy to terminate the Hedging Contract subject to rights which AES Drax and the security trustee, who acts as trustee for all our secured senior creditors (including the holders of the Eurobonds and

Senior Bonds), had under a Direct Agreement with TXU Energy which granted certain cure and other rights for an additional 90 days following November 4, 2002.

     Discussions with Senior Lenders and Key Suppliers

     As a result of the foregoing events, we began discussions with our Senior Lenders and AES Drax's key suppliers during the week of October 14, 2002, regarding appropriate actions that should be taken in view of these events.

     Apart from TXU Energy's request for a letter of credit under the Hedging Contract, certain of AES Drax's counterparties under power purchase agreements requested additional credit support pursuant to such contracts triggered by our ratings downgrades. On October 29, 2002, a number of our Senior Lenders agreed to backstop up to (pound)4.16 million of letters of credit pursuant to the existing working capital facility of AES Drax for the purpose of providing credit support to counterparties purchasing power from AES Drax or credit support desirable in connection with AES Drax's electricity arrangements. To date, except in connection with the Hedging Contract, AES Drax has been able to deliver credit support required to continue its electricity trading and to provide its electricity trading counterparties with the credit support required by them.

     In addition, AES Drax agreed with UK Coal, the primary coal supplier to the Drax Power Station, certain amendments to the supply arrangements, including:

     o Suspension of coal deliveries until the week of November 4, 2002 with purchases at a reduced level of 80,000 tons per week for each week until November 18, 2002.

     o Ongoing delivery levels subsequent to November 18, 2002 were then agreed providing for delivery of 40,000 tonnes during the week commencing November 18, 2002 and 70,000 tonnes per week for the four weeks commencing November 25, 2002.

     o In exchange for modifications on coal delivery, AES Drax is paying for coal deliveries weekly, with payment in the week following delivery, up to the end of December 2002. If any additional coal deliveries are taken from UK Coal above these levels, payment will be on normal monthly terms.

     Discussions with TXU Europe on Standstill Arrangement

     On October 21, 2002, TXU Europe announced the sale of its U.K. retail and generation assets to Powergen, a wholly-owned subsidiary of E.ON AG. The purchase price for the assets was announced as cash of (pound)1.37 billion and the assumption of (pound)247 million of securitized receivables. Immediately following the announcement of the sale, TXU Europe met with all but one of its current Power Purchase Agreement counterparties, including AES Drax. At this meeting, TXU Europe proposed that all of these counterparties execute a standstill arrangement to provide TXU Europe additional time to evaluate various options and renegotiate certain contracts. AES Drax did not agree any standstill arrangements with TXU Europe.

     Notice of Termination under the Hedging Contract by TXU Energy

     As described above, TXU Energy had until November 4, 2002 to issue a letter of credit before AES Drax would have a right to deliver a notice of termination of the Hedging Contract. TXU Energy failed to deliver the required letter of credit on November 4, 2002. On November 5, 2002, AES Drax delivered a notice to TXU Energy informing TXU Energy of their failure to deliver the required letter of credit in accordance with the notice delivered on October 15, 2002 and that, although AES Drax was not delivering a notice of termination, TXU Energy was on notice that AES Drax had such right and that the failure to exercise such right immediately was not a waiver of its rights. Termination by AES Drax of the Hedging Contract required the consent of the Senior Lenders. As a result of the foregoing events, we engaged in discussions with our Senior Lenders regarding the possible termination of the Hedging Contract. Upon any termination of the Hedging Contract by AES Drax, under the terms of the Hedging Contract, AES Drax would be entitled to receive a termination sum from TXU Energy of approximately (pound)270 million, guaranteed by TXU Europe.

     AES Drax also had until November 4, 2002 to issue a letter of credit before TXU Energy would have a right to deliver a notice of termination. When AES Drax failed to deliver the letter of credit by

November 4, 2002, TXU Energy delivered a notice as required by the Hedging Contract and, pursuant to the Direct Agreement, that it proposed to terminate the Hedging Contract on February 3, 2003 on the basis that we did not meet the required credit rating under the Hedging Contract and AES Drax had failed to deliver the required letter of credit. Under the Direct Agreement, such termination right was subject to certain rights (including cure rights) which AES Drax and the security trustee had under such agreement. These rights could be exercised until February 3, 2003.

     Settlement Discussions with TXU Energy and TXU Europe; Termination of the Hedging Contract by AES Drax

     As a result of the foregoing events, AES Drax began discussions with TXU Europe regarding settlement of the termination sum due under the Hedging Contract as well as amounts owing for power consumed by TXU Energy for October and November 2002. AES Drax's willingness to continue these discussions was dependent on receiving on time (pound)49,323,680 (including VAT) for power purchased in October 2002 under the Hedging Contract.

     On November 7, 2002 Moody's downgraded our senior debt to Caa1 from Caa2 and the high yield notes of AES Drax Energy from Ca to C. The downgrades were attributed to developing events with TXU Europe and TXU Energy, including the delivery of the notices described above.

     On November 12, 2002, we received conditional approval from the Senior Lenders to terminate the Hedging Contract.

     On November 14, 2002, TXU Energy failed to make the October payment despite having provided certain assurances that payment would be made on time.

     On November 15, 2002, TXU Energy sought an order from the court to restrain AES Drax from presenting a petition to the court for its winding up. A hearing was scheduled to hear the merits for seeking such a restraining order on November 18, 2002.

     During the weekend of November 16 and 17, 2002, TXU Energy, TXU Europe and AES Drax continued their discussions regarding payment of a termination sum as well as payment for power consumed in October and November 2002. By the afternoon of Sunday, November 17, 2002, a tentative agreement was reached pursuant to which TXU Energy would pay AES Drax an aggregate of (pound)290 million (plus VAT) as a termination sum and for power consumed in October and for November 2002, with delivery of power through November 22, 2002 and then termination of the Hedging Contract. This tentative agreement was rejected by the Board of Directors of TXU Energy in the early morning of November 18, 2002, with TXU Energy significantly reducing the amount it was prepared to pay by (pound)30 million. This offer was immediately rejected by AES Drax. Throughout the negotiations, TXU Energy was informed that if agreement could not be reached, AES Drax would consider exercising its right to terminate the Hedging Contract.

     Although there were further discussions during the morning of November 18, 2002, and AES Drax made numerous attempts to obtain a written proposal from TXU Energy stipulating an amount it was prepared to pay as a settlement sum and for power consumed in October and November 2002, no offer capable of acceptance by AES Drax was received and no agreement as to settlement was reached. AES Drax then delivered to TXU Energy a notice of termination of the Hedging Contract in accordance with the terms of the Hedging Contract. The termination notice made the following demands (but without prejudice to any other rights or remedies which AES Drax had) of TXU Energy:

     o    payment of Capacity Damages in the amount of(pound)266,482,876 plus
          VAT;

     o payment of(pound)49,323,679.86 (including VAT) for power consumed in October 2002;

     o payment of approximately(pound)35,117,729 (including VAT) for power consumed from November 1, 2002 to the termination time (4:00 p.m. (London time)) on November 18, 2002; and

     o withdrawal of all calls for power subsequent to the termination time to permit AES Drax to begin selling power in the market.


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

     In addition to the notice of termination delivered to TXU Energy, AES Drax also delivered a demand for payment to TXU Europe, as guarantor under the Hedging Contract, for payment of all amounts then due under the Hedging Contract. In accordance with the terms of the guarantee, payment was required to be made within three business days of delivery of the demand for payment.

     Administration of TXU U.K Ltd, TXU Energy and TXU Europe

     On November 19, 2002, TXU Europe filed a petition on behalf of itself, TXU U.K. Ltd. and TXU Energy, seeking protection from its creditors. On the same day, the United Kingdom High Court approved the petition, putting the three companies into temporary administration and appointing administrators for each of them.

     As a result of TXU Europe and TXU Energy entering administration, AES Drax and TXU Energy agreed not to proceed with the hearing relating to AES Drax's petition to wind up TXU Energy, since no creditor may present a winding up petition against an English company which is in administration.

     Consequences of Termination of the Hedging Contract

     The termination of the Hedging Contract is an event which will become an event of default under the Indenture for the Senior Bonds unless we obtain a ratings affirmation from all three ratings agencies within 30 days of November 18, 2002. We can give no assurance that we will be able to obtain the requisite ratings affirmation, although this event of default will be waived as part of our standstill arrangements with our Senior Lenders and holders of our Senior Bonds (see - "Agreement in Principle on Standstill Agreement with Senior Creditors").

     The termination of the Hedging Contract, absent ratings affirmations, constituted an immediate default under the AES Drax Energy high yield notes. Although the high yield noteholders have the right to accelerate payment of the high yield notes immediately, pursuant to intercreditor arrangements the high yield noteholders have no enforcement rights until 179 days following delivery of certain required notices under the intercreditor agreements.

     Distributions on the High Yield Notes

     As previously disclosed by us and by AES Drax Energy in the filings on Form 6-K made on September 3, 2002, certain of the forward looking debt service cover ratios at June 30, 2002, were below the threshold required to permit distributions of 1.25:1, at 1.19:1. As a result, we were not permitted to make distributions to AES Drax Energy to permit interest due on the high yield notes to be paid on August 30, 2002. The AES Corporation, however, made a contribution to AES Drax Energy which together with amounts then held in the high yield note debt service reserve fund was sufficient to make the payments then due. At the time the AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. As also disclosed in the September filing any improvement in the forward-looking ratios would depend on a favorable change in the forward curve for electricity prices during the period from June 30 to December 31, 2002. Such improvements have not occurred and due to the developments described above, we expect our ratios will be below 1.19:1 at December 30, 2002. In addition, as part of the standstill arrangements, we will be deferring certain principal payments due to our Senior Lenders. As a result of the foregoing we will not be permitted to make any distributions to AES Drax Energy on December 31, 2002, to permit AES Drax Energy to make required payments to the high yield noteholders at the end of February 2003. Moreover, there are insufficient funds in the high yield note debt service reserve account to cover such payments. If AES Drax Energy is unable to pay the interest due on the notes on time at the end of February 2003, such failure would constitute an event of default under the notes although any enforcement rights would be subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

     Agreement in Principle on Standstill Agreement with Senior Creditors

     On November 27, 2002, we reached an agreement in principle regarding certain standstill arrangements with the steering committee representing the Senior Lenders and an ad hoc committee formed by holders of the Senior Bonds. The purpose of the standstill is to provide AES Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of the project can take place. The standstill period would expire on May 31, 2003, unless extended.


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The Senior Lenders and the holders of the Senior Bonds will agree to waive certain events of default under the Eurobonds or the Senior Bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security.

     A copy of the term sheet for the standstill agreement is attached as an exhibit to the Form 6-K filed by us with the SEC on November 27, 2002.

     We are expecting to enter into the definitive Standstill Agreement as soon as possible and would anticipate it becoming effective within the next two weeks, although we can provide no assurances that the requisite majority of the Senior Lenders and Senior Bondholders will agree to enter into the Standstill Agreement.

General

     The following discussion contains forward-looking statements regarding AES Drax and its operations. These statements are based on the current plans and expectations of AES Drax and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements.

     The economics of any electric power facility are primarily a function of the price of electricity, the quantity of electricity that is produced and sold and the level of operating expenses incurred. Generally, the greater the percentage of time a unit is operating, the greater the revenues associated with that unit.

     Through the first quarter of 2001 AES Drax's business activities concentrated on selling electricity generated by the Drax Power Station into the Pool. The Pool remained in place until March 27, 2001 when NETA was implemented. The market for wholesale electric energy and energy services was largely deregulated as a result of implementation of the NETA compared with the prior Pool arrangements. Over-capacity, increased competition and a fragmentation of the electricity market in England and Wales has had a dramatic impact on wholesale electricity prices, with current wholesale prices having declined on average close to 40% from prices being received in the Pool. In a competitive market where operation is based on bids made by owners of generating assets in the region, AES Drax expected that owners of lower marginal cost facilities would bid lower prices, and therefore these facilities would be in operation more often than higher marginal cost facilities. However, the trend has been that participants in the NETA have bid lower prices to avoid having to "flex" their plant (increase and decrease output whilst under contractual agreements) and suffer the penalties for being out of balance (unable to match actual output against contracted output). In addition, participants have also been operating plant at less than full capacity to provide them with reserve power, which can be called upon to cover any outages or restrictions to their plant. This makes the generation market less economic, as plants are operating at lower thermal efficiencies (increased cost of production); it also ensures that the current level of demand is shared amongst more operators, thus encouraging older, less efficient and less environmentally friendly plant to run.

     As a result of the termination of the Hedging Contract, we are in the process of revising our overall business, marketing and trading strategy. Our new strategy, in the framework of operating as a fully merchant plant, will be based upon the continuation of the existing non-speculative trading strategy, in which we will only sell the physical output of the plant. Our desired position is to hedge our output forward where possible utilizing the systems for marketing power either direct to counter parties, through brokers or via the Balancing Mechanism. All three of these routes to market are already in place and have been used at AES Drax extensively over the past year. We expect to agree a new trading strategy with our senior creditors as part of agreeing the Standstill Agreement.

Results of Operations

     AES Drax's results of operations through the period covered by this report relied on payments made to it by TXU Energy under the Hedging Contract, on revenues from the sale of electric energy, capacity and other related products, its ability to successfully operate under NETA, its trading strategy and on the level of its operating expenses.

     As a result of termination of the Hedging Contract, the following results are not necessarily indicative of results we expect to achieve in the fourth quarter or in future periods, as we only began operating as a fully merchant plant as of November 19, 2002.

     The Hedging Contract was terminated on November 18, 2002 following the failure by TXU Energy to pay for the power supplied by AES Drax to TXU Energy in respect of the month of October and part of the month of November (up to the date of termination). The termination of the Hedging Contract will have a significant impact upon the results of AES Drax for the year ended December 31, 2002 and for the future results of the company as we migrate to becoming a fully-merchant plant. In the financial statements to December 31, 2002 we have estimated that we shall need to record a provision of approximately (pound)165 million and a contingency in respect of the potential "Capacity Damages" payable under the termination of the contract of approximately (pound)266 million.

     The (pound)165 million provision consists of four distinct elements:

     o The revenues from TXU Energy under the Hedging Contract comprise of two components, a capacity fee (which was essentially fixed) and a variable call payment, which was based upon the volumes of power sold by AES Drax to TXU Energy. Under the Hedging Contract, the cashflows received in respect of the capacity fees were shaped, so that the payments were higher through the first and fourth quarter of each calendar year. However, the accounting policy that we adopted was to smooth the receipt of the capacity fees and treat them as a fixed amount received each month. In 2002, the capacity fees payable were approximately (pound)18.8 million pounds per month.

          However, as at the end of September, our balance sheet included an amount of accrued income in respect of the TXU Energy capacity fees, as the cash receipts in the period to September 2002 were approximately (pound)70.9 million less than the revenues reflected on the income statement. Therefore, we shall need to create a provision for this accrued income during the quarter ended December 2002.

     o Prior to the commencement of the Hedging Contract in April 2000, AES Drax paid TXU Energy a(pound)10 million fee in respect of Clause 14.15 of the Hedging Contract, which stated that:

          AES Drax shall, no later than 2 Banking Days after the date on which it has acquired the Drax Power Station pay to TXU Energy a fee of (pound)10,000,000 for services provided by TXU Energy in connection with the structuring of the transactions contemplated by this Agreement.

          The accounting treatment was to amortise this fee over the life of the Hedging Contract, a period of approximately 15 years. As at September 30, 2002 a balance of (pound)8.3 million remains. Therefore, due to the termination of the Hedging Contract we will write-off this balance during the quarter ended December 31, 2002.

     o In addition, AES Drax paid (pound)1.2 million of professional fees relating to the renegotiating of the Hedging Contract due to the introduction of NETA and its conversion to the new trading regulations.

          The accounting treatment adopted was to amortise these costs over the remaining life of the Hedging Contract, a period of approximately 13 years. As at September 30, 2002 a balance of (pound)1.1 million remains. Therefore, due to the termination of the Hedging Contract we will write-off this balance during the quarter ended December 31, 2002.

     o A provision in respect of the power sold to TXU Energy under the Hedging Contract during October and in the period to November 18, 2002, when the contract was terminated. TXU Energy have not paid us for this power and a provision of approximately (pound)84.8 million will be required during the quarter ended December 31, 2002.

Selected Consolidated Profit and Loss Data in accordance with UK GAAP:

                                              Three months   Three months   Nine months    Nine months
                                                 ended          ended          ended          ended
                                             September 30,  September 30,  September 30,  September 30,
                                                 2002            2001           2002           2001
                                             -------------  -------------  -------------  -------------
                                                  (in (pound)000's)             (in (pound)000's)
Revenues ................................       112,291        133,159        387,170        442,638
Gross Profit ............................        72,869         77,077        237,312        234,549
Administrative expenses .................       (49,974)       (45,056)      (139,296)      (127,309)
Operating profit ........................        22,895         32,021         98,016        107,240
Interest receivable and similar income ..         5,027          4,033         17,800         11,565
Interest payable and similar charges ....       (44,096)       (39,051)      (132,499)      (119,123)
Loss on ordinary activities before
   taxation .............................       (16,174)        (2,997)       (16,683)          (318)
Loss on ordinary activities after
   taxation .............................       (16,026)        (5,196)       (25,807)        (8,833)

Operating Results for the three and nine month periods ended September 30, 2002 and 2001

     Revenues for the quarter ended September 30, 2002 totalled (pound)112.3 million (2001: (pound)133.2 million). The 15.7% decrease in revenues for the third quarter of 2002, compared to the same period in 2001, is due principally to a reduction in the volume of electricity sold during the end of the summer season, as a result of the impact of competitive pressures and over-capacity in the UK generation market. Revenues for the nine months ended September 30, 2002 totalled (pound)387.2 million (2001: (pound)442.6 million), a decrease of 12.5%.

     Sales in the third quarter of 2002 totalled 3,322.3 GWh (2001: 4,173.4
GWh). The majority of this reduction was due to lower take up by TXU Energy under the Hedging Contract, with a reduction of 508.4 GWh from the same period in 2001. This decline in volume is primarily due to the effects of competition, as TXU Energy reduced its calls due to the pressure of low market prices and the 25% of over-capacity that exists in the UK generation market. The year-to-date position for 2002 has seen a reduction in volumes of GWh sold to a total of 12,698.4 GWh for the nine months ended September 30, 2002 (2001: 16,394.3 GWh).

     The following graph shows the trend in Annual Baseload Contracts for the year ended December 31, 2001 (such contracts are where electricity is supplied 24 hours per day, 7 days per week). The chart indicates that for 2001 baseload prices fluctuated between (pound)18.00 - 21.00 per MWh.

                             Annual Baseload Prices

 [THE FOLLOWING TABLE WAS REPRESENTED BY A LINE CHART IN THE PRINTED MATERIALS.]

                                Date      (pound)/MWh
                                ----      ------------
                             3-Jan-01         19.63
                            16-Jan-01         19.85
                             1-Feb-01         19.65
                            19-Feb-01         18.98
                             5-Mar-01         18.66
                            19-Mar-01         19.25
                             3-Apr-01         19.10
                            12-Apr-01         19.92
                             1-May-01         20.64
                            15-May-01         19.92
                             1-Jun-01         20.00
                            14-Jun-01         19.78
                             2-Jul-01         19.11
                            10-Jul-01         19.23
                             2-Aug-01         19.31
                            16-Aug-01         19.31
                            30-Aug-01         19.31
                             5-Sep-01         19.33
                            12-Sep-01         19.42
                            19-Sep-01         19.25
                            25-Sep-01         19.11
                             1-Oct-01         19.01
                             8-Oct-01         18.77
                            12-Oct-01         18.58
                            25-Oct-01         18.68
                             1-Nov-01         18.18
                             5-Nov-01         18.26
                             8-Nov-01         18.28
                            19-Nov-01         18.02
                            26-Nov-01         18.17
                             3-Dec-01         18.41
                            10-Dec-01         18.28
                            17-Dec-01         18.60
                             2-Jan-02         18.45

     In the first nine months of 2002, continuing the trend which began in the last half of 2001, annual baseload prices have continued to fall, reaching lows of approximately (pound)15/MWh in April and August of this year. In the third quarter of 2002, annual baseload prices averaged approximately (pound)16/MWh, a level that represented an increase from the low levels seen in March 2002. In November, prices increased slightly to approximately (pound)17/MWh due to the ongoing uncertainty within the UK market that has been created by the impact of lower prices, financial problems at British Energy, the administration of TXU Europe companies, overcapacity and the withdrawal of major companies from the UK market.

                             Annual Baseload Prices

 [THE FOLLOWING TABLE WAS REPRESENTED BY A LINE CHART IN THE PRINTED MATERIALS.]

                                Date      (pound)/Mwhr
                                ----      ------------
                              8-Jan-02       18.26
                             15-Jan-02       18.02
                             21-Jan-02       18.10
                             30-Jan-02       17.40
                              5-Feb-02       17.57
                             12-Feb-02       17.01
                             19-Feb-02       16.92
                             22-Feb-02       16.73
                             28-Feb-02       16.75
                              8-Mar-02       15.65
                             15-Mar-02       16.00
                             21-Mar-02       15.62
                             28-Mar-02       15.18
                              5-Apr-02       15.14
                             12-Apr-02       16.46
                             19-Apr-02       16.11
                             26-Apr-02       16.67
                              3-May-02       16.52
                             10-May-02       16.91
                             17-May-02       16.80
                             24-May-02       16.65
                             31-May-02       16.37
                              7-Jun-02       16.28
                             14-Jun-02       16.14
                             21-Jun-02       16.17
                             28-Jun-02       16.23
                              5-Jul-02       16.22
                             12-Jul-02       16.23
                             19-Jul-02       16.05
                             26-Jul-02       15.89
                              2-Aug-02       15.76
                              9-Aug-02       15.51
                             16-Aug-02       15.83
                             23-Aug-02       15.82
                             30-Aug-02       16.04
                              6-Sep-02       16.04
                             13-Sep-02       16.19
                             20-Sep-02       16.52
                             27-Sep-02       15.98
                              4-Oct-02       16.30
                             11-Oct-02       16.95
                             18-Oct-02       17.18
                             25-Oct-02       17.78
                              1-Nov-02       16.94
                              8-Nov-02       16.86
                             15-Nov-02       17.18
                             22-Nov-02       16.98

     Cost of sales for the quarter ended September 30, 2002, which are primarily fuel costs, were (pound)39.4 million, compared to (pound)56.1 million for the quarter ended September 30, 2001. Cost of sales for the nine month period also show a reduction in fuel costs to (pound)149.9 million compared to (pound)208.1 million for the same period in 2001. The reduction in fuel burnt for the third quarter of 2002, compared to the same period in 2001, is due to the reduction in generation from 4,376.6 GWh to 3,472.9 GWh, a reduction of 20.6%, which reflects the reduced electricity sales. The generation for the nine months to September 30, 2002 declined by 20.9% compared to the same period in 2001, with generation levels at 13,564.9 GWh versus 17,155.9 GWh for the 2001 period. The impact of the reduction is also reflected in AES Drax's load factor, which decreased from 66.2% for the nine months ended September 30, 2001 to 52.4% for the nine months ended September 30, 2002.

     The cost of fuel remained in line with expectations due to the transition to supply contracts with all our major coal suppliers. This, together with the reduced generation, gives the benefit of reduced fuel costs.

     Gross profit (revenues less cost of goods sold) was (pound)72.9 million (2001: (pound)77.1 million) for the quarter ended September 30, 2002. This gives a gross margin for the third quarter of 2002 and the first nine months of approximately 64.9% (2001: 57.9%) and 61.3% (2001: 53.0%) respectively. The improvement in the gross margin during the third quarter and the first nine months of 2002 compared to the same periods in 2001, is mostly due to a slight improvement in the average selling price; an increase in the proportion of our electricity that was sold to TXU Energy under the Hedging Contract from 58.6% for the nine months ended September 2001 to 59.8% for the nine months ended September 2002, and the reduced fuel costs of approximately (pound)0.90/MWh from contracts with our major suppliers.

     o The average selling price (total revenues divided by total volume of electricity sold) has increased by 5.7% in the third quarter of 2002, compared to the same period in 2001, taking into account all of our sources of income.

     o Our fuel costs have decreased by 7% in 2002, which reflects the move from Innogy plc as our main supplier, to UK Coal Mining Limited.

     Administrative expenses for the quarter ended September 30, 2002 were (pound)50.0 million (2001: (pound)45.1 million) and for the year ended September 30, 2002 were (pound)139.3 million (2001: (pound)127.3 million). These expenses consist primarily of fixed operations, maintenance and other variable costs and the expenditure was broadly in line with our expectations.

     The 11% increase in administrative expenses during the quarter ended September 30, 2002 is primarily due to the expenditure incurred during the outages that have been carried out during the nine months to September 30, 2002. We have been reviewing the amount of work that was carried out to determine the elements that we can capitalise and therefore approximately (pound)5.2 million of outage expenditure has been expensed this quarter and (pound)2.9 million has been capitalised.

     The 9.4% increase in these expenses for the nine months ended September 30, 2002 over the same period in 2001 is due to the following:

     o The increase in our insurance premiums following renewal in November 2001, when our premiums increased from approximately (pound)3.7 million per annum to (pound)7.5 million per annum. This significant increase in the premiums payable was due to:

          o    The impact of September 11th on the insurance market as a whole.

          o    The withdrawal of certain insurers from the power sector.

          o Insufficient capacity available in the insurance market at the time of renewal.

          o    AES Drax's claims history during the first year of the policy.

          This added approximately (pound)4.9 million to our insurance expense for the period ended September 30, 2002 compared to the same period in 2001. These costs are projected to be approximately (pound)11.5 million for the year ended December 31, 2002.

     o The amortisation of an acquisition adjustment for the fuel contract with Innogy plc was completed when the contract expired in September 2001, which was discussed in the previous quarter. This adjustment had a beneficial effect on our amortisation expense during the first half of 2001; so as this is no longer available, this has increased our amortisation expense for the period ended September 30, 2002 by (pound)17.7 million.

     o The impact of the above increased expenditure has to some extent been off-set by savings generated in other areas including:

          o Salaries are approximately (pound)1.2 million lower than the same period in 2001, with reduced staffing levels and encouraging people to transfer onto contracts where their overtime is built into their basic salary.

          o Maintenance expenditure has been reduced by approximately (pound)8.9 million, primarily as a result of the deferral of the major outage on Unit 2, into 2003. In addition, we have seen expenditure deferred as a result of lower generation levels and a reduction in costs, through our own cost-cutting initiatives. Our commitments under the Hedging Contract and the running regime of the plant has meant that it has been difficult to release plant (bring it out of service) as often as maintenance routines would dictate. Therefore some maintenance expenditure has been deferred and rescheduled until such time as the plant can be released.

          o A (pound)0.8 million reduction in process costs resulting from reduced levels of generation, these costs comprise mainly of chemicals and other raw materials consumed during the production of electricity. The consumption of limestone in the FGD (flue gas desulphurisation) process has reduced and the scheduling of "just in time" deliveries of coal have reduced our coal handling charges.

          o A(pound)0.5 million reduction in other support costs as a reduction of our own cost-cutting efforts and the impact of lower generation.

          o NETA administrative costs, charged by Elexon, have actually increased by approximately(pound)0.9 million during this period.

     Operating profit from continuing operations was (pound)22.9 million (2001:
(pound)32.0 million) for the quarter ended September 30, 2002 and an operating profit of (pound)98.0 million (2001: (pound)107.2 million) for the nine months ended September 30, 2002.

     Interest receivable and other income was (pound)5.0 million for the third quarter of 2002 and (pound)4.0m for the third quarter of 2001, representing an increase of approximately 24.6% over 2001. The interest income for the nine months ended September has also increased from (pound)11.6 million in 2001 to (pound)17.8 million in 2002, an overall increase of 53.9%. This income represents not only the interest accrued on the various bank balances held by AES Drax, but also reflects the benefits accrued from the Harich Swap. The increase in our interest income is due to the reclassification of certain interest expenses that we netted-off against interest income in 2001. The expenditure that has been reclassified is mainly the costs of the letters of credit and associated fees.

     Interest payable and similar charges were (pound)44.1 million for the third quarter of 2002, compared with (pound)39.1 million for the third quarter in 2001, representing an increase of approximately 12.9%. The nine monthly interest payable and similar charges for 2002 were (pound)132.5 million (2001:
(pound)119.1 million), an increase of 11.2%. The interest expense comprises two major components:

     (i) The bank debt, which has a principal under UK GAAP of (pound)1.37 billion as at December 31, 2001, accruing interest at 8.9% per annum. This principal is calculated by deducting the proceeds of the issuance of the Senior Bonds from the value of the Original Bonds issued at financial close ((pound)1.725 billion).

     (ii) The Senior Bonds, which have a principal of approximately (pound)400 million (after conversion of the dollar bonds into the sterling equivalent), of which half accrues interest at 10.41% and the other half at 9.07%.

     The additional interest expense charged, in addition to the above, reflects the impact of the various interest rate and foreign currency swaps that AES Drax has in place, plus the costs of the letter of credit used to fund the Required Balance under the Eurobonds. The interest rate swaps, in particular, are currently increasing our interest expense as interest rates (GBP 6 month LIBOR) had fallen to an unexpected low of 4.13625% as at December 31, 2001, which applied across the period from January 1 to June 28, 2002. This has added an additional (pound)7.3 million to our interest expense for the first six months of 2002. The applicable interest rate was re-set from July 1, 2002 at 4.3288%, which will add (pound)6.8 million to our interest expense for the six months to December 31, 2002. However, these swaps are 15 year instruments and we believe that we shall benefit from their protection over the life of the loans.

     The level of interest expense reflects the significant borrowings we made to finance the acquisition of the Drax Power Station.

     The net effect of the reduced costs of sales and increased administrative expenses and interest payable costs is that we incurred a loss on ordinary activities before taxation of (pound)16.2 million (2001: Loss of (pound)3.0 million) for the quarter ended September 30, 2002. The nine months results also show an increased loss, from (pound)0.3 million in 2001 to (pound)16.7 million in 2002.

     We incurred a corporation tax credit of (pound)0.1 million (2001: Tax charge (pound)2.2 million) for the third quarter ended September 30, 2002 and a corporation tax charge of (pound)9.1 million (2001: (pound)8.5 million) for the nine months to September 30, 2002. This equates to an effective tax rate credit of 0.9% (2001: Charge of 73.4%) for the third quarter of 2002, even though UK corporation tax rate is currently 30%. The reason for the tax credit for the quarter to September 30, 2002 is due to the impact on deferred tax of expensing the outage costs in this quarter. The tax charge for the nine months to September 30, 2002 has increased compared to the same period last year primarily due to the significant value of the disallowable items in our tax computation that are added back when calculating the taxable profits in 2002 and 2001.


LIQUIDITY

     Following the termination of the Hedging Contract and the appointment of joint administrators for TXU Energy and TXU Europe on November 18 and 19, 2002 respectively, AES Drax has traded on a fully merchant basis to generate revenue. AES Drax did not receive payment for sales made to TXU Energy in October and November 2002 prior to termination and the receipt and timing of such payment, together with amounts relating to AES Drax's claim for Capacity Damages, will now be subject to the administration process relating to TXU Energy and TXU Europe. In addition to adopting a fully merchant strategy since termination, AES Drax immediately following termination entered into an agreement with National Grid to supply power for the first five days post-termination, which provided the benefit of advanced payments ahead of the normal GTMA settlement date (tenth business day of the following month). AES Drax has taken steps to restrict cash outflows by consuming stocks of coal and hence reducing coal purchases, agreeing rescheduled payments with UK Coal, negotiating the deferment of payments for rates and VAT, agreeing a refund of on-account corporation tax payments and generally instituting rigorous creditor payment approval processes.

     Our ability to enter into any new medium term contracts is likely to be dependent on the availability of additional credit support. In connection with developing its new electricity trading policy, AES Drax is working with its senior creditors to ensure that such credit support is available and the freeing up of certain cash under the Group Account Agreement for this purpose is to be addressed under the Standstill Agreement.

Cash Flow

     Under the standstill agreement, our Senior Lenders and Senior Bondholders would agree to certain amendments and waivers to their respective financing documents which will permit AES Drax to have access to at least (pound)30 million of funds currently unavailable under the financing documentation, (pound)15 million of which will be released from the Insurance Reserve Account, set up previously as part of the bank waiver/insurance renewal process earlier this year. These funds, subject to certain consent rights of the steering committee of the Senior Lenders and the ad hoc committee of Senior Bondholders, will be available to provide credit support to electricity counterparties and suppliers and for working capital needs.

     Interest due at the end of December 2002 on the Eurobonds and the Senior Bonds will be paid on the due date from the Debt Service Reserve Account. The Debt Service Reserve Account for payments on the Eurobonds and Senior Bonds is fully funded, although we have to obtain certain waivers to permit such funds to be used to make payments due at the year-end. The requisite amendments and waivers necessary are contemplated under the terms of the Standstill Agreement. In addition, the principal amortization payment due to the holders of the Eurobonds on December 31, 2002 will be deferred during the standstill period.

    The recent downgrades of the Senior Debt increases the interest payable on the Eurobonds, where the margin above GBP LIBOR has now increased to 300 basis points. S & P have decided to keep ratings unchanged at present, but stated they expect to downgrade their ratings on the Senior Debt to "D", once the Standstill Agreement is signed.

    Based on cashflow forecasts prepared on the basis of the measures being implemented and the additional credit support and working capital that is anticipated to be made available as part of the Standstill Agreement, as well as AES Drax's implementation of an electricity trading strategy as a fully merchant plant, AES Drax believes that it will have adequate cashflow to satisfy its operational needs through March 2003.

    However, following the loss of the Hedging Contract, we are undertaking a full review of the carrying value of all assets, which may result in further write offs in our fourth quarter results. At this stage, we are unable to determine the full extent of the impairment write-off.


SIGNIFICANT DEVELOPMENTS DURING 2002

     In addition to the developments described under "Recent Developments" above, the following other significant developments have occurred during 2002.

Insurance and Bank Waiver

     The current Insurance policy expired at midnight on November 26, 2002.

     The insurance cover required under the financing documentation is not available in the market place at the current time in terms of either the maximum combined Material damage / Business Interruption deductible required ((pound)10 million) or the maximum loss cover ((pound)1.3 billion).

     A further complication arose because of the termination of the Hedging Contract shortly prior to renewal, as the business interruption loss methodology agreed for the current policy was based upon the Hedging Contract being in place. Until experience has been gained of AES Drax's operating regime, trading strategy and price captures operating as an all-merchant plant, insurers are unable to obtain and agree a basis on which to provide conventional Business Interruption Insurance.

     Therefore, following discussion with the Senior Lenders, it was agreed that we should seek to renew the insurance on the basis of material damage cover only initially and during the 6 month period of the Standstill Agreement we would examine the options for re-introducing business interruption coverage.

     The insurance cover that we have entered into on renewal for the year to November 26, 2003 is for material damage only, with a (pound)5m each and every event deductible and $1 billion ((pound)600 million) maximum loss cover. There is 100% participation in this renewal. The premium is some (pound)5.2 million per annum (plus IPT), a reduction of some (pound)6 million on our previous annual premium.

     The Bank's Insurance Adviser reviewed the basis for renewal and the Senior Bond Indenture was amended as of November 26, 2002 to reflect the current insurance cover, as the original requirements under the Senior Bond Indenture were no longer available on commercially reasonable terms. As part of the Standstill Agreement, our Senior Lenders will provide a temporary waiver in respect of our failure to obtain insurance cover as required under our financing documentation.

Required Debt Service Coverage Ratios

     Under the Calculations and Forecasting Agreement AES Drax is required to advise the Bank's Monitoring Committee of any Required Changes to the Financial Model, which is used as the basis for determining Debt Service Cover Ratios. As part of this process, in connection with the calculation of ratios at June 30, 2002, the Banks requested that the Electricity Market Adviser and the Coal Adviser provide them with updated electricity market parameters and forecast coal prices.

     On July 31, 2002 AES Drax requested that the following Required Changes be taken into account:

     o Changes to the indexation calculations to ensure that the Financial Model properly takes account of forward price movements.

     o Coal stock depletions - the model assumed that all coal burn requirements were met from existing coal contracts or additional purchases of coal, without depletion of the coal stock. The model was adjusted to allow the reduction in coal stocks where the tonnage of coal burnt was greater than the tonnage of coal delivered, provided a minimum level of strategic stock is modelled at all times.

     o Interest income earned on the funds held by AES Drax in the Proceeds Account would be taken into account.

     As part of this re-forecasting exercise AES Drax also proposed the inclusion of certain assumptions about the benefits accrued from the burning of Petcoke, initially on a one unit trial basis, but subsequently on a full commercial basis. AES Drax has submitted a request to the Environment Agency for permission to burn a 15% blend of Petcoke and coal, on a single unit to prove that there is no adverse impact upon the environment. Assuming that this trial is successful and that approval is obtained, AES Drax hoped to be able to proceed with utilizing Petcoke on a commercial basis.

     Based upon the incorporation of the above assumptions into the Financial Model, AES Drax believed that it could pass the Debt Service Cover Ratio (DSCR) Tests required under the Facility Agreement and would be able to distribute funds from AES Drax Power Limited to AES Drax Holdings to pay the senior debt service and from AES Drax Holdings to AES Drax Energy to pay the subordinated debt service and replenish the High Yield Debt Service Reserve Account. In addition, AES Drax also hoped to be able to pay a dividend back to its parent company, the AES Corporation.

     On July 1, 2002 funds were transferred from the Proceeds Account into the Holding Account in AES Drax Power Ltd. These funds were to be held in this account pending approval of the re-forecast and passing the DSCR Tests.

     On August 19, 2002 the Bank's Monitoring Committee confirmed that the Required Changes in respect of coal stocks and interest income would be accepted, but that any benefits assumed from Petcoke should be excluded from the Financial Model until its use has been approved by the

Environment Agency. AES Drax agreed to withdraw its request for a Required Change in respect of indexation changes, as this change did not have a material effect on the debt service cover ratios. The outcome of this final determination of the re-forecast was that there is one period (twelve months ended June 30, 2004), falling within both the two-year and five-year projected debt service cover ratio tests, where the debt service cover ratio of 1.19:1 was below the required threshold of 1.25:1. As a result of failing to satisfy this ratio, AES Drax Holdings was not permitted to make the anticipated distributions which included funds required to make debt service payments on the high yield notes on August 30, 2002. The failure to satisfy this ratio was principally due to the forward price curve for electricity prices.

     This failure of forward-looking debt service cover ratio tests created a potential payment default under the High Yield Bond Indenture, as there were insufficient funds therefore available in the High Yield Debt Service Reserve Account to pay the debt service due on the Notes on August 30, 2002 in full. This information was provided to the Rating Agencies and on August 20 and 21, 2002, Fitch and Moody's respectively, downgraded the Senior Debt (to `BB' and `Ba2' respectively) and the Notes (to `C' and `Caa2' respectively). S & P also downgraded the Notes (to `CCC') on August 20, 2002. On August 21, 2002 AES Corporation issued a press release stating that they would provide the additional funds required to meet the debt service payments due on the Notes on August 30, 2002. AES Corporation arranged to provide AES Drax with funds totaling $10.8 million, which when added to the funds remaining in the Debt Service Reserve Account, of approximately (pound)7.5 million ensured that the Noteholders received their full interest payments on August 30, 2002. AES Corporation also indicated in its press release that there was no assurance that it would make funds available in the future to enable AES Drax Energy to make debt service payments if distributions continued to be blocked.

    The recent downgrades of our Senior Debt increases the interest payable on the Eurobonds, where the margin above GBP LIBOR has now increased to 300 basis points. S & P have decided to keep ratings unchanged at present, but stated they expect to downgrade their ratings on the Senior Debt to "D", once the Standstill Agreement is signed.


MANAGEMENT

     Neither we, nor any of our subsidiaries, other than AES Drax, have any operations or any management or employees.

     The following tables set forth certain information concerning the directors of AES Drax as of November 31, 2002.

DIRECTORS

                        Name                 Age            Position
                        ----                 ---            --------
     Garry Levesley......................    42     President & Plant Manager
     John Turner.........................    43     Project Director
     Neil Hopkins........................    38     Group Accountant
     Lord Taylor of Blackburn............    73     Non-Executive Director
     Joseph Brandt.......................    38     Group Manager
     Naveed Ismail.......................    41     Group Manager

     In 2000, Garry Levesley was promoted to the level of Vice-President of the global AES Corporation having worked with AES since September 1994 and furthermore, replaced Naveed Ismail on September 10, 2002 as Station Manager and President of AES Drax Power Limited, thus enabling Naveed Ismail to focus on other AES Power plants in the UK. His experience within AES covers the construction and operation of the Medway Power Plant in Kent, Plant Manager of power plants in Hungary, management of the Altai Energo utility in Kazakhstan and for the past 3 years he has lived in Moscow where he was leader of the AES Silk Road Group, which manages all AES businesses in the Former Soviet Union and Central Asia. The appointment of Mr Levesley as a Vice President of AES Corporation and as President and Station Manager of AES Drax Power Station reflects the importance of Drax within the AES Corporation Portfolio.

     Joseph Brandt was appointed a director of AES Drax Holdings Limited on October 21, 2002. Mr Brandt currently leads the Restructuring Office at AES Corporation.

     Three directors, Ian Foy, John Grimes and John Prickett, resigned on November 13, 2002. They continue to serve the company as Business Leaders.

     During the first quarter of 2002, Amanda Cade, one of our Company Secretaries resigned and has subsequently been replaced by Angela Padbury. Angela Padbury was appointed as a Company Secretary on 30 May 2002.


ITEM 3. MARKET RISKS

     AES Drax is exposed to market risks associated with interest rates, foreign exchange rates and commodity prices. We have utilised financial instrument contracts to hedge against such fluctuations. We utilize financial and commodity derivatives solely for the purpose of hedging exposures to market risk. We do not enter into derivative instruments for speculative purposes.

     AES Drax believes that there have been no material changes in exposure to market risks during the third quarter of 2002 compared with the exposure set forth in our Annual Report filed with the Commission on Form 20-F for the year ended December 31, 2001.

     Interest Rate Risk

     AES Drax is exposed to risk resulting from changes in interest rates as a result of the bank debt that was utilised to finance the purchase of the Drax Power Station. Our Hedging Policy, agreed with the Senior Lenders, is that at least 50% of the senior bank debt ((pound)421.3 million) must be hedged. We currently have executed (pound)565.2 million of interest rate swaps, including cap and floor agreements to effectively fix or limit our interest rate exposure on the underlying financing.

     From July 1, 2002 one of the interest rate swaps was refinanced and the optionality removed from the swap, which will offer a cash benefit by reducing the principal by 25% and reducing the impact under US GAAP of FAS 133 and its associated volatility.

     The sensitivity of interest payments on the unhedged portion of the floating rate debt obligations under the Eurobonds is such that if interest rates were to increase by 100 basis points from January 1, 2003, our semi-annual interest obligation would increase by approximately (pound)811,800 (2001:
(pound)870,600). Similarly, if the interest payable were to decrease by 100 basis points, our semi-annual floating rate interest payment obligation would decrease by (pound)811,800 (2001: (pound)870,600).

     The actual interest rate payable in respect of the obligations under the Eurobonds during the period from June 30, 2001 to December 31, 2001 was 7.2313%, compared to 7.665% during the period from January 1, 2001 to June 30, 2001. The actual interest rate payable in respect of the period from January 1, 2002 to June 28, 2002 was 6.33625% and from July 1, 2002 to December 31, 2002 will be 6.52875%. However, due to the impact of the downgrades of our Senior Debt by the various rating agencies over the last few months this rate will increase to GBP LIBOR plus 3%, from January 1, 2003.

     Foreign Exchange Rate Risk

     AES Drax is exposed to foreign currency risk. A key component of this risk is that some of our monetary obligations are in U.S. Dollars. Therefore, AES is exposed to changes in the U.K. Pound / U.S. Dollar exchange rate. Where possible, we have attempted to limit potential foreign exchange exposure by entering into (pound)200 million of foreign currency swap agreements, to manage our risk related to these foreign currency fluctuations. The weighted average exchange rate which underlies these transactions is (pound)1.00 : $1.5128. Our exposure under these swaps would only increase our interest rate expense if either the (pound)1 vs $1 exchange rate increased to greater then $1.67 :
(pound)1.00, or the 6-month GBP LIBOR interest rate increased to approximately 9%. We believe that the hedging currently in place for the Dollar Bonds offers good protection.

     Commodity Price Risk

     AES Drax is exposed to the impact of market fluctuations in the price of electricity. We have used a hedging strategy, where appropriate, to hedge our financial performance against the effects of fluctuations in electricity commodity prices. The implementation of this strategy involves the use of contracts and options.

                                     PART II

                                OTHER INFORMATION

ITEM 1.  LEGAL AND REGULATORY DEVELOPMENTS

     AES Drax Holdings Limited is not party to any legal proceedings other than in the ordinary course of business, the ultimate resolution of which is not expected to have a material adverse effect on the financial position or profitability of AES Drax Holdings Limited or the other AES Drax companies.

ITEM 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS

None.

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES

     There are currently defaults on the Senior Bonds. In accordance with the proposed Standstill Agreement certain defaults and events of default will be permanently waived and certain defaults and events of default will be temporarily waived. See "Item 2 - Discussion and Analysis of Financial Condition and Results of Operation - Recent Developments". Such waivers will only become effective if at least a majority in principal amount (based on the sterling equivalent of the dollar bonds) of the holders of the Senior Bonds execute the Standstill Agreement.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

ITEM 5.  OTHER INFORMATION

None.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

None.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.


                                       AES DRAX HOLDINGS LIMITED


Date: 3 December 2002                  By: /s/ Garry Levesley
                                           -------------------------
                                           Garry Levesley
                                           Director



Date: 3 December 2002                  By: /s/ John Turner
                                           -------------------------
                                           John Turner
                                           Director

                                    APPENDIX

AES DRAX HOLDINGS LIMITED

Financial Statements
30 September 2002

AES DRAX HOLDINGS LIMITED


CONSOLIDATED PROFIT AND LOSS ACCOUNT
Periods ended 30 September 2002

                                                       Three months ended           Nine months ended
                                                30 September   30 September   30 September   30 September
                                                        2002           2001           2002           2001
                                                 (pound)'000    (pound)'000    (pound)'000    (pound)'000
TURNOVER - continuing operations                     112,291        133,159        387,170        442,638

Cost of sales                                        (39,422)       (56,082)      (149,858)      (208,089)
                                                    --------       --------       --------       --------

GROSS PROFIT                                          72,869         77,077        237,312        234,549

Administrative expenses                              (49,974)       (45,056)      (139,296)      (127,309)
                                                    --------       --------       --------       --------

OPERATING PROFIT - continuing operations              22,895         32,021         98,016        107,240

Interest receivable and other income                   5,027          4,033         17,800         11,565

Interest payable and similar charges                 (44,096)       (39,051)      (132,499)      (119,123)
                                                    --------       --------       --------       --------

LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION          (16,174)        (2,997)       (16,683)          (318)

Tax on loss on ordinary activities                       148         (2,199)        (9,124)        (8,515)
                                                    --------       --------       --------       --------

RETAINED LOSS FOR THE FINANCIAL PERIOD               (16,026)        (5,196)       (25,807)        (8,833)
  TRANSFERRED FROM RESERVES
                                                    ========       ========       ========       ========

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial periods other than as stated in the profit and loss account. Therefore, no statement of total recognised gains and losses has been presented.

AES DRAX HOLDINGS LIMITED


CONSOLIDATED BALANCE SHEET
30 September 2002

                                                              30 September      31 December
                                                                      2002             2001
                                                               (pound)'000      (pound)'000
FIXED ASSETS
Intangible assets                                                  569,203          594,610
Tangible assets                                                  1,120,881        1,140,245
                                                                ----------       ----------
                                                                 1,690,084        1,734,855
                                                                ----------       ----------

CURRENT ASSETS
Stocks                                                              60,378           62,563
Debtors                                                            587,009          597,099
Cash at bank and in hand                                            89,323           40,796
                                                                ----------       ----------
                                                                   736,710          700,458

CREDITORS: amounts falling due within one year                    (106,521)         (92,482)
                                                                ----------       ----------
NET CURRENT ASSETS                                                 630,189          607,976
                                                                ----------       ----------
TOTAL ASSETS LESS CURRENT LIABILITIES                            2,320,273        2,342,831

CREDITORS: amounts falling due after more than one year         (2,314,363)      (2,314,644)

PROVISIONS FOR LIABILITIES AND CHARGES                             (20,918)         (17,388)
                                                                ----------       ----------
                                                                   (15,008)          10,799
                                                                ==========       ==========

CAPITAL AND RESERVES
Called up share capital                                             20,051           20,051
Profit and loss account                                            (35,059)          (9,252)
                                                                ----------       ----------
TOTAL EQUITY SHAREHOLDERS' FUNDS                                   (15,008)          10,799
                                                                ==========       ==========

AES DRAX HOLDINGS LIMITED


CONSOLIDATED CASH FLOW STATEMENT
Nine months ended 30 September 2002

                                                                        Nine months    Nine months
                                                                              ended          ended
                                                                       30 September   30 September
                                                                               2002           2001
                                                                        (pound)'000    (pound)'000

Net cash inflow from operating activities                                   131,772         87,003

Returns on investments and servicing of finance
Interest received                                                            17,857         11,701
Interest paid                                                               (92,360)      (100,038)
                                                                           --------       --------
Net cash outflow from returns on investments and
  servicing of finance                                                      (74,503)       (88,337)
                                                                           --------       --------

Taxation                                                                     (3,460)        (5,829)

Capital expenditure
Payments to acquire tangible fixed assets                                    (5,282)        (4,476)
Receipts from sale of tangible fixed assets                                       -             29
                                                                           --------       --------
                                                                             (5,282)        (4,447)
                                                                           --------       --------

Cash inflow/(outflow) before use of liquid resources and financing           48,527        (11,610)

Management of liquid resources
Increase in restricted cash deposits                                           (275)          (351)
                                                                           --------       --------
Increase/(decrease) in cash in the period                                    48,252        (11,961)
                                                                           ========       ========

AES DRAX HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Nine months ended 30 September 2002

1.   BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of AES Drax Holdings Limited and its subsidiaries (the "Company"). Intercompany transactions and balances have been eliminated.

     In the Company's opinion, all adjustments necessary for a fair presentation of the unaudited results of operations for the nine months ended September 30, 2002 and 2001, respectively, are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for the period ended September 30, 2002 are not necessarily indicative of the results of operations to be expected for the full year. The accompanying financial statements are unaudited and should be read in conjunction with the financial statements, which are incorporated herein by reference to the AES Drax Holdings Limited's Annual Report on Form 20-F for the year ended December 31, 2001.

2.   POST BALANCE SHEET EVENT

     On 14 October, 2002 TXU Corp withdrew financial support for its subsidiary TXU Europe. As a consequence of this, TXU Europe Energy Trading Limited ("TXU Energy"), was granted an administration order on November 19, 2002. As a result of the administration order, we expect to make provisions of (pound)165 million in the financial statements for the year ended 31 December, 2002, covering the amounts owed by TXU Energy in respect of the Hedging Contract with AES Drax and the termination of that contract. Amounts to be written-off in respect of September 30, 2002 balances total (pound)80.3 million; the remainder relates to provisions to be made in respect of unpaid amounts for power sold to TXU Energy under the Hedging Contract during October and November 2002.

     Standstill Agreement with Senior Creditors

     On November 28, 2002, AES Drax reached an agreement, in principle, regarding certain standstill arrangements with the steering committee representing the bank lenders and an ad hoc committee formed by holders of the senior bonds. The purpose of the standstill is to provide AES Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of the project can take place. The standstill period would expire on May 31, 2003, unless extended. The bank lenders and the senior bondholders would agree to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security.

     Under the Standstill Agreement, the Company's bank lenders and senior bondholders would agree to certain amendments and waivers to their respective financing documents which will permit AES Drax to have access to at least (pound)30 million of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the steering committee of the bank lenders and the ad hoc committee of senior bondholders, will be available to provide credit support to electricity counterparties and suppliers and for working capital needs.

     Failure to enter into a definitive Standstill agreement or the failure to effect a satisfactory restructuring of the project would lead to an event of default under the senior bonds and the notes.

3.   SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

     This note is provided in addition to the previous financial information for US users of the accounts.

     The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. These differences relate principally to the following items and the approximate effect on net income and shareholders' equity is shown in the following table.

     Deferred taxation

     Under UK GAAP, deferred taxation is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements, to the extent that it is probable that an asset or a liability will crystallise in the foreseeable future, in accordance with FRS19. Under US GAAP, deferred taxation is provided on all temporary differences under the liability method, subject to a valuation allowance where applicable in respect of deferred taxation assets, in accordance with SFAS 109, Accounting for Income Taxes.

AES DRAX HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Nine months ended 30 September 2002


3.   SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

     Additional net deferred tax liabilities recorded at the acquisition date under US GAAP will result in an increase in the amount allocated to tangible fixed assets resulting in additional depreciation expense.

     Pensions

     The directors do not believe the adoption of FAS 87 costs would differ materially from the pension costs under UK GAAP.

     Interest

     Under UK GAAP, interest is charged on the (pound)1,725 million Guaranteed Secured Bonds. Under US GAAP, (pound)425 million of equity is offset against the (pound)1,725 million Guaranteed Secured bond. Therefore, interest under US GAAP is charged on the net (pound)1,300 million.

     The (pound)1,300 million represents a senior secured bank facility. Repayment of the bank facility is secured by a security interest in the (pound)1,725 million Guaranteed Secured Bonds. Enforcement of the bank facility will give the bank lenders the right to enforce the security package granted under the Guaranteed Secured Bonds. Interest on the bank facility accrues at LIBOR + 1.8%. Principal repayments are due semi-annually over a fifteen year period commencing 30 June 2000. Principal repayments of (pound)25 million, (pound)370 million, (pound)2.7 million, (pound)9.1 million, (pound)22.6 million and (pound)28.1 million were made on 30 June 2000, 2 August 2000, 31 December 2000, 30 June 2001, 31 December 2001 and 30 June 2002 respectively.

     Goodwill

     Under UK GAAP, goodwill arising on the acquisition of subsidiaries represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill is capitalised and amortised over twenty years. Under US GAAP, the acquisition has been treated as an acquisition of assets and accordingly the entire purchase price, including certain liabilities assumed, has been allocated to tangible fixed assets and depreciated over the estimated useful lives of the assets, being thirty five years.

     Severance accrual

     Under US GAAP, an accrual would be recorded as part of the acquisition of AES Drax Power Limited for the estimated cost of severing certain employees of AES Drax Power Limited. No such accrual has been recorded under UK GAAP.

     Derivative Instruments and Hedging Activities

     In order to comply with US GAAP, adjustments are required to be made in relation to SFAS 133, Accounting for Derivative Instruments and Hedging Activities. This results in the creation of derivative assets and liabilities, together with corresponding gains and losses on all derivative instruments and hedges.

                                                     Three months ended           Nine months ended
                                              30 September   30 September   30 September   30 September
                                                      2002           2001           2002           2001
                                               (pound)'000    (pound)'000    (pound)'000    (pound)'000
     Net loss under UK GAAP                        (16,026)        (5,196)       (25,807)        (8,833)
     US GAAP adjustments:
          Goodwill                                   8,469          8,469         25,407         25,407
          Additional depreciation                   (4,837)        (4,837)       (14,512)       (14,512)
          Deferred tax                               5,070          5,459         23,701          9,685
          Additional depreciation due to            (5,082)        (5,082)       (15,245)       (15,245)
            deferred tax
          Push down interest                        12,867         11,206         35,503         32,619
          Derivative (loss)/gain                       (32)        (9,369)         1,556         (5,646)
                                                  --------       --------       --------       --------

     Net income under US GAAP                          429            650         30,603         23,475
                                                  ========       ========       ========       ========

AES DRAX HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Nine months ended 30 September 2002


3.   SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

                                                      30 September    31 December
                                                              2002           2001
                                                       (pound)'000    (pound)'000

     Shareholders' equity under UK GAAP                    (15,008)        10,799
     US GAAP adjustments:
         Cumulative effect of previous adjustments         497,579        493,459
            Goodwill                                        25,407         33,876
         Additional depreciation                           (14,512)       (19,350)
         Deferred tax                                       23,701         14,978
         Additional depreciation due to deferred tax       (15,245)       (20,326)
         Push down loan adjustment                          35,503         43,874
         Derivatives                                        (8,340)       (48,932)
                                                          --------       --------
     Shareholders' equity under US GAAP                    529,085        508,378
                                                          ========       ========

AES DRAX POWER LIMITED


Financial Statements
30 September 2002

AES DRAX POWER LIMITED


PROFIT AND LOSS ACCOUNT
Periods ended 30 September 2002

                                                    Three months ended              Nine months ended
                                              30 September    30 September    30 September    30 September
                                                      2002            2001            2002            2001
                                               (pound)'000     (pound)'000     (pound)'000     (pound)'000
TURNOVER - continuing operations                   112,291         133,159         387,170         442,638

Cost of sales                                      (39,422)        (56,082)       (149,859)       (208,089)
                                                 ---------       ---------       ---------       ---------
GROSS PROFIT                                        72,869          77,077         237,311         234,549

Administrative expenses                            (40,318)        (40,557)       (110,427)       (116,021)
                                                 ---------       ---------       ---------       ---------
OPERATING PROFIT - continuing operations            32,551          36,520         126,884         118,528

Interest receivable and other income                 5,027           4,031          17,876          11,488

Interest payable and similar charges                  (522)           (981)         (2,154)         (2,439)
                                                 ---------       ---------       ---------       ---------
PROFIT ON ORDINARY ACTIVITIES
  BEFORE TAXATION                                   37,056          39,570         142,606         127,577

Tax on profit on ordinary activities               (13,269)        (13,975)        (49,256)        (44,561)
                                                 ---------       ---------       ---------       ---------
PROFIT ON ORDINARY ACTIVITIES
  AFTER TAXATION                                    23,787          25,595          93,350          83,016

Dividends                                                -               -               -         (78,539)
                                                 ---------       ---------       ---------       ---------
RETAINED PROFIT FOR THE FINANCIAL PERIOD            23,787          25,595          93,350           4,477
  TRANSFERRED TO RESERVES
                                                 =========       =========       =========       =========

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial periods other than as stated in the profit and loss account. Therefore, no statement of total recognised gains and losses has been presented.

AES DRAX POWER LIMITED


BALANCE SHEET
30 September 2002

                                                              30 September      31 December
                                                                      2002             2001
                                                               (pound)'000      (pound)'000
FIXED ASSETS
Tangible assets                                                  1,120,881        1,140,245
                                                                ----------       ----------

CURRENT ASSETS
Stocks                                                              60,378           62,563
Debtors                                                            250,808          168,047
Cash at bank and in hand                                            89,217           39,790
                                                                ----------       ----------
                                                                   400,403          270,400

CREDITORS: amounts falling due within one year                    (106,411)         (92,371)
                                                                ----------       ----------
NET CURRENT ASSETS                                                 293,992          178,029
                                                                ----------       ----------
TOTAL ASSETS LESS CURRENT LIABILITIES                            1,414,873        1,318,274

CREDITORS: amounts falling due after more than one year            (78,543)         (78,824)

PROVISIONS FOR LIABILITIES AND CHARGES                             (20,918)         (17,388)
                                                                ----------       ----------
                                                                 1,315,412        1,222,062
                                                                ==========       ==========

CAPITAL AND RESERVES
Called up share capital                                              1,000            1,000
Share premium                                                    1,204,542        1,204,542
Profit and loss account                                            109,870           16,520
                                                                ----------       ----------
TOTAL EQUITY SHAREHOLDERS' FUNDS                                 1,315,412        1,222,062
                                                                ==========       ==========

AES DRAX POWER LIMITED


CASH FLOW STATEMENT
Nine months ended 30 September 2002

                                                                    Nine months     Nine months
                                                                          ended           ended
                                                                   30 September    30 September
                                                                           2002            2001
                                                                    (pound)'000     (pound)'000
Net cash inflow from operating activities                                42,389         107,381

Returns on investments and servicing of finance
Interest received                                                        17,934          11,624
Interest paid                                                            (2,154)         (2,439)
                                                                      ---------       ---------

Net cash inflow from returns on investments and servicing of
  finance                                                                15,780           9,185
                                                                      ---------       ---------

Taxation                                                                 (3,460)        (30,098)

Capital expenditure
Payments to acquire tangible fixed assets                                (5,282)         (4,476)
Receipts from sale of tangible fixed assets                                   -              29
                                                                      ---------       ---------
                                                                         (5,282)         (4,447)
                                                                      ---------       ---------

Equity dividends paid                                                         -         (78,539)
                                                                      ---------       ---------
Cash inflow before use of liquid resources                               49,427           3,482

Management of liquid resources
Increase in restricted cash deposits                                       (275)           (351)
                                                                      ---------       ---------
Increase in cash in the period                                           49,152           3,131
                                                                      =========       =========

AES DRAX POWER LIMITED


NOTES TO THE ACCOUNTS
Nine months ended 30 September 2002

1.   BASIS OF PRESENTATION

     In the Company's opinion, all adjustments necessary for a fair presentation of the unaudited results of operations for the nine months ended September 30, 2002 and 2001, respectively, are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for the period ended September 30, 2002 are not necessarily indicative of the results of operations to be expected for the full year. The accompanying financial statements are unaudited and should be read in conjunction with the financial statements, which are incorporated herein by reference to the AES Drax Holdings Limited's Annual Report on Form 20-F for the year ended December 31, 2001.

2.   POST BALANCE SHEET EVENT

     On 14 October, 2002 TXU Corp withdrew financial support for its subsidiary TXU Europe. As a consequence of this, TXU Europe Energy Trading Limited ("TXU Energy"), was granted an administration order on November 19, 2002. As a result of the administration order, we expect to make provisions of (pound)165 million in the financial statements for the year ended 31 December, 2002, covering the amounts owed by TXU Energy in respect of the Hedging Contract with AES Drax and the termination of that contract. Amounts to be written-off in respect of September 30, 2002 balances total (pound)80.3 million; the remainder relates to provisions to be made in respect of unpaid amounts for power sold to TXU Energy under the Hedging Contract during October and November 2002.

     Standstill Agreement with Senior Creditors

     On November 28, 2002, AES Drax reached an agreement, in principle, regarding certain standstill arrangements with the steering committee representing the bank lenders and an ad hoc committee formed by holders of the senior bonds. The purpose of the standstill is to provide AES Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of the project can take place. The standstill period would expire on May 31, 2003, unless extended. The bank lenders and the senior bondholders would agree to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security.

     Under the Standstill Agreement, the Company's bank lenders and senior bondholders would agree to certain amendments and waivers to their respective financing documents which will permit AES Drax to have access to at least (pound)30 million of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the steering committee of the bank lenders and the ad hoc committee of senior bondholders, will be available to provide credit support to electricity counterparties and suppliers and for working capital needs.

     Failure to enter into a definitive Standstill agreement or the failure to effect a satisfactory restructuring of the project would lead to an event of default under the senior bonds and the notes.

3.   SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

     This note is provided in addition to the previous financial information for US users of the accounts.

     The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. These differences relate principally to the following items and the approximate effect on net income and shareholders' equity is shown in the following table.

     Deferred taxation

     Under UK GAAP, deferred taxation is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements, to the extent that it is probable that an asset or a liability will crystallise in the foreseeable future, in accordance with FRS19. Under US GAAP, deferred taxation is provided on all temporary differences under the liability method, subject to a valuation allowance where applicable in respect of deferred taxation assets, in accordance with SFAS 109, Accounting for Income Taxes.

AES DRAX POWER LIMITED


NOTES TO THE ACCOUNTS
Nine months ended 30 September 2002

3.   SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

     Additional net deferred tax liabilities recorded at the acquisition date under US GAAP will result in an increase in the amount allocated to tangible fixed assets resulting in additional depreciation expense.

     Pensions

     The directors do not believe the adoption of FAS 87 costs would differ materially from the pension costs under UK GAAP.

     Push down of acquisition debt

     Under US GAAP the (pound)1,300 million senior secured bank facility used to finance the acquisition of AES Drax Power Limited would be pushed down to the company acquired and the related interest expense would be recorded.

     Repayment of the bank facility is secured by a security interest in the (pound)1,725 million Guaranteed Secured Bonds. Enforcement of the bank facility will give the bank lenders the right to enforce the security package granted under the Guaranteed Secured Bonds. Interest on the bank facility accrues at LIBOR + 1.8%. Principal repayments are due semi-annually over a fifteen year period commencing 30 June 2000. Principal repayments of (pound)25 million, (pound)370 million, (pound)2.7 million, (pound)9.1 million, (pound)22.6 million and (pound)28.1 million were made on 30 June 2000, 2 August 2000, 31 December 2000, 30 June 2001, 31 December 2001 and 30 June 2002 respectively.

     Derivative Instruments and Hedging Activities

     In order to comply with US GAAP, adjustments are required to be made in relation to SFAS 133, Accounting for Derivative Instruments and Hedging Activities. This results in the creation of derivative assets and liabilities, together with corresponding gains and losses on all derivative instruments and hedges.

     Push down of acquisition adjustments

     Under US GAAP certain adjustments made in the holding company to record the acquisition of AES Drax Power Limited would be pushed down to the company. These include:

(1) Adjustment to the carrying value of the plant to reflect the purchase price for the asset
(2)  Record a liability for the unfavourable coal purchase contract
(3)  Record a liability for the estimated cost of severing certain employees
(4) Record a deferred tax liability for the difference between the purchase price of the plant and its tax basis
(5)  Record a liability for the unfavourable IT contract

                                                Three months ended            Nine months ended
                                          30 September   30 September   30 September   30 September
                                                  2002           2001           2002           2001
                                           (pound)'000    (pound)'000    (pound)'000    (pound)'000
     Net income under UK GAAP                   23,787         25,595         93,350         83,016
     US GAAP adjustments:
          Additional depreciation               (4,837)        (4,837)       (14,512)       (14,512)
          Deferred tax                           5,070          5,459         23,701          9,685
          Additional depreciation due to        (5,082)        (5,082)       (15,245)       (15,245)
            deferred tax
          Push down interest                   (14,981)       (12,305)       (46,936)       (39,328)
          Unfavourable coal contract                 -          5,195              -         17,789
          Derivative gain/(loss)                 9,056        (13,178)         9,229        (11,769)
                                              --------       --------       --------       --------
     Net income under US GAAP                   13,013            847         49,587         29,636
                                              ========       ========       ========       ========

AES DRAX POWER LIMITED


NOTES TO THE ACCOUNTS
Nine months ended 30 September 2002

3.   SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

                                                          30 September      31 December
                                                                  2002             2001
                                                           (pound)'000      (pound)'000
     Shareholders' equity under UK GAAP                      1,315,412        1,222,062
     US GAAP adjustments:
         Cumulative effect of previous adjustments            (339,160)        (277,120)
         Additional depreciation                               (14,512)         (19,350)
         Deferred tax                                           23,701           14,978
         Additional depreciation due to deferred tax           (15,245)         (20,326)
         Push down loan adjustment                             (18,881)          (7,653)
         Unfavourable coal contract                                  -           17,789
         Derivatives                                           (23,905)         (47,478)
                                                            ----------       ----------
     Shareholders' equity under US GAAP                        927,410          882,902
                                                            ==========       ==========

AES DRAX LIMITED


Financial Statements
30 September 2002

AES DRAX LIMITED


CONSOLIDATED PROFIT AND LOSS ACCOUNT
Periods ended 30 September 2002

                                                          Three months ended             Nine months ended
                                                    30 September   30 September   30 September   30 September
                                                            2002           2001           2002           2001
                                                     (pound)'000    (pound)'000    (pound)'000    (pound)'000
TURNOVER - continuing operations                         112,291        133,159        387,170        442,638

Cost of sales                                            (39,422)       (56,082)      (149,859)      (208,089)
                                                        --------       --------       --------       --------
GROSS PROFIT                                              72,869         77,077        237,311        234,549

Administrative expenses                                  (48,787)       (43,831)      (135,835)      (123,639)
                                                        --------       --------       --------       --------
OPERATING PROFIT - continuing operations                  24,082         33,246        101,476        110,910

Interest receivable and other income                       5,027          4,031         17,877         11,489

Interest payable and similar charges                        (522)          (981)        (2,154)        (2,439)
                                                        --------       --------       --------       --------
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION             28,587         36,296        117,199        119,960

Tax on profit on ordinary activities                     (13,269)       (13,975)       (49,256)       (44,561)
                                                        --------       --------       --------       --------
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION              15,318         22,321         67,943         75,399

Dividends                                                      -              -              -        (78,539)
                                                        --------       --------       --------       --------
RETAINED PROFIT/(LOSS) FOR THE FINANCIAL PERIOD           15,318         22,321         67,943         (3,140)
  TRANSFERRED TO/(FROM) RESERVES
                                                        ========       ========       ========       ========

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial periods other than as stated in the profit and loss account. Therefore, no statement of total recognised gains and losses has been presented.

AES DRAX LIMITED


CONSOLIDATED BALANCE SHEET
30 September 2002

                                                              30 September      31 December
                                                                      2002             2001
                                                               (pound)'000      (pound)'000
FIXED ASSETS
Intangible assets                                                  569,203          594,610
Tangible assets                                                  1,120,881        1,140,245
                                                                ----------       ----------
                                                                 1,690,084        1,734,855
                                                                ----------       ----------

CURRENT ASSETS
Stocks                                                              60,378           62,563
Debtors                                                            250,808          168,047
Cash at bank and in hand                                            89,244           39,816
                                                                ----------       ----------
                                                                   400,430          270,426

CREDITORS: amounts falling due within one year                    (112,284)         (98,243)
                                                                ----------       ----------
NET CURRENT ASSETS                                                 288,146          172,183
                                                                ----------       ----------
TOTAL ASSETS LESS CURRENT LIABILITIES                            1,978,230        1,907,038

CREDITORS: amounts falling due after more than one year               (363)            (644)

PROVISIONS FOR LIABILITIES AND CHARGES                             (20,918)         (17,388)
                                                                ----------       ----------
                                                                 1,956,949        1,889,006
                                                                ==========       ==========

CAPITAL AND RESERVES
Called up share capital                                                  2                2
Share premium                                                    1,893,999        1,893,999
Profit and loss account                                             62,948           (4,995)
                                                                ----------       ----------
TOTAL EQUITY SHAREHOLDERS' FUNDS                                 1,956,949        1,889,006
                                                                ==========       ==========

AES DRAX LIMITED


CONSOLIDATED CASH FLOW STATEMENT
Nine months ended 30 September 2002

                                                                Nine months     Nine months
                                                                      ended           ended
                                                               30 September    30 September
                                                                       2002            2001
                                                                (pound)'000     (pound)'000
Net cash inflow from operating activities                            42,390         107,382

Returns on investments and servicing of finance
Interest received                                                    17,934          11,625
Interest paid                                                        (2,154)         (2,439)
                                                                  ---------       ---------
Net cash inflow from returns on investments and servicing
  of finance                                                         15,780           9,186
                                                                  ---------       ---------

Taxation                                                             (3,460)        (30,099)

Capital expenditure
Payments to acquire tangible fixed assets                            (5,282)         (4,476)
Receipts from sale of tangible fixed assets                               -              29
                                                                  ---------       ---------
                                                                     (5,282)         (4,447)
                                                                  ---------       ---------

Equity dividends paid                                                     -         (78,539)
                                                                  ---------       ---------
Cash inflow before use of liquid resources                           49,428           3,483

Management of liquid resources                                         (275)           (351)
Increase in restricted cash deposits
                                                                  ---------       ---------
Increase in cash in the period                                       49,153           3,132
                                                                  =========       =========

AES DRAX LIMITED


NOTES TO THE ACCOUNTS
Nine months ended 30 September 2002

1.   BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of AES Drax Limited and its subsidiaries (the "Company"). Intercompany transactions and balances have been eliminated.

     In the Company's opinion, all adjustments necessary for a fair presentation of the unaudited results of operations for the nine months ended September 30, 2002 and 2001, respectively, are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for the period ended September 30, 2002 are not necessarily indicative of the results of operations to be expected for the full year. The accompanying financial statements are unaudited and should be read in conjunction with the financial statements, which are incorporated herein by reference to the AES Drax Holdings Limited's Annual Report on Form 20-F for the year ended December 31, 2001.

2.   POST BALANCE SHEET EVENT

     On 14 October, 2002 TXU Corp withdrew financial support for its subsidiary TXU Europe. As a consequence of this, TXU Europe Energy Trading Limited ("TXU Energy"), was granted an administration order on November 19, 2002. As a result of the administration order, we expect to make provisions of (pound)165 million in the financial statements for the year ended 31 December, 2002, covering the amounts owed by TXU Energy in respect of the Hedging Contract with AES Drax and the termination of that contract. Amounts to be written-off in respect of September 30, 2002 balances total (pound)80.3 million; the remainder relates to provisions to be made in respect of unpaid amounts for power sold to TXU Energy under the Hedging Contract during October and November 2002.

     Standstill Agreement with Senior Creditors

     On November 28, 2002, AES Drax reached an agreement, in principle, regarding certain standstill arrangements with the steering committee representing the bank lenders and an ad hoc committee formed by holders of the senior bonds. The purpose of the standstill is to provide AES Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of the project can take place. The standstill period would expire on May 31, 2003, unless extended. The bank lenders and the senior bondholders would agree to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security.

     Under the Standstill Agreement, the Company's bank lenders and senior bondholders would agree to certain amendments and waivers to their respective financing documents which will permit AES Drax to have access to at least (pound)30 million of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the steering committee of the bank lenders and the ad hoc committee of senior bondholders, will be available to provide credit support to electricity counterparties and suppliers and for working capital needs.

     Failure to enter into a definitive Standstill agreement or the failure to effect a satisfactory restructuring of the project would lead to an event of default under the senior bonds and the notes.

3.   SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

     This note is provided in addition to the previous financial information for US users of the accounts.

     The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. These differences relate principally to the following items and the approximate effect on net income and shareholders' equity is shown in the following table.

     Deferred taxation

     Under UK GAAP, deferred taxation is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements, to the extent that it is probable that an asset or a liability will crystallise in the foreseeable future, in accordance with FRS19. Under US GAAP, deferred taxation is provided on all temporary differences under the liability method, subject to a valuation allowance where applicable in respect of deferred taxation assets, in accordance with SFAS 109, Accounting for Income Taxes.

AES DRAX LIMITED


NOTES TO THE ACCOUNTS
Nine months ended 30 September 2002

3.   SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

     Additional net deferred tax liabilities recorded at the acquisition date under US GAAP will result in an increase in the amount allocated to tangible fixed assets resulting in additional depreciation expense.

     Pensions

     The directors do not believe the adoption of FAS 87 costs would differ materially from the pension costs under UK GAAP.

     Push down of acquisition debt

     Under US GAAP the (pound)1,300 million senior secured bank facility used to finance the acquisition of AES Drax Power Limited would be pushed down to the company acquired and the related interest expense would be recorded.

     Repayment of the bank facility is secured by a security interest in the (pound)1,725 million Guaranteed Secured Bonds. Enforcement of the bank facility will give the bank lenders the right to enforce the security package granted under the Guaranteed Secured Bonds. Interest on the bank facility accrues at LIBOR + 1.8%. Principal repayments are due semi-annually over a fifteen year period commencing 30 June 2000. Principal repayments of (pound)25 million, (pound)370 million, (pound)2.7 million, (pound)9.1 million, (pound)22.6 million and (pound)28.1 million were made on 30 June 2000, 2 August 2000, 31 December 2000, 30 June 2001, 31 December 2001 and 30 June 2002 respectively.

     Goodwill

     Under UK GAAP, goodwill arising on the acquisition of subsidiaries represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill is capitalised and amortised over twenty years. Under US GAAP, the acquisition has been treated as an acquisition of assets and accordingly the entire purchase price, including certain liabilities assumed, has been allocated to tangible fixed assets and depreciated over the estimated useful lives of the assets, being thirty five years.

     Severance accrual

     Under US GAAP, an accrual would be recorded as part of the acquisition of AES Drax Power Limited for the estimated cost of severing certain employees of AES Drax Power Limited. No such accrual has been recorded under UK GAAP.

     Derivative Instruments and Hedging Activities

     In order to comply with US GAAP, adjustments are required to be made in relation to SFAS 133, Accounting for Derivative Instruments and Hedging Activities. This results in the creation of derivative assets and liabilities, together with corresponding gains and losses on all derivative instruments and hedges.

                                                    Three months ended             Nine months ended
                                             30 September   30 September   30 September   30 September
                                                     2002           2001           2002           2001
                                              (pound)'000    (pound)'000    (pound)'000    (pound)'000
     Net income under UK GAAP                      15,318         22,321         67,943         75,399
     US GAAP adjustments:
          Goodwill                                  8,469          8,469         25,407         25,407
          Additional depreciation                  (4,837)        (4,837)       (14,512)       (14,512)
          Deferred tax                              5,070          5,459         23,701          9,685
          Additional depreciation due to           (5,082)        (5,082)       (15,245)       (15,245)
            deferred tax
          Push down interest                      (14,981)       (12,305)       (46,936)       (39,328)
          Derivative gain/(loss)                    9,056        (13,178)         9,229        (11,769)
                                                 --------       --------       --------       --------
     Net income under US GAAP                      13,013            847         49,587         29,637
                                                 ========       ========       ========       ========

AES DRAX LIMITED


NOTES TO THE ACCOUNTS
Nine months ended 30 September 2002

3.   SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

                                                           30 September      31 December
                                                                   2002             2001
                                                            (pound)'000      (pound)'000
     Shareholders' equity under UK GAAP                       1,956,949        1,889,006
     US GAAP adjustments:
         Cumulative effect of previous adjustments             (927,897)        (881,944)
         Goodwill                                                25,407           33,876
         Additional depreciation                                (14,512)         (19,350)
         Deferred tax                                            23,701           14,978
         Additional depreciation due to deferred tax            (15,245)         (20,326)
         Push down loan adjustment                              (18,881)          (7,653)
         Derivatives                                            (23,905)         (47,478)
                                                             ----------       ----------
     Shareholders' equity under US GAAP                       1,005,617          961,109
                                                             ==========       ==========

AES DRAX ELECTRIC LIMITED

Financial Statements
30 September 2002

AES DRAX ELECTRIC LIMITED


CONSOLIDATED PROFIT AND LOSS ACCOUNT
Periods ended 30 September 2002

                                                          Three months ended            Nine months ended
                                                   30 September   30 September   30 September   30 September
                                                           2002           2001           2002           2001
                                                    (pound)'000    (pound)'000    (pound)'000    (pound)'000
TURNOVER - continuing operations                        112,291        133,159        387,170        442,638

Cost of sales                                           (39,422)       (56,082)      (149,859)      (208,089)
                                                       --------       --------       --------       --------
GROSS PROFIT                                             72,869         77,077        237,311        234,549

Administrative expenses                                 (48,787)       (43,831)      (135,835)      (123,639)
                                                       --------       --------       --------       --------
OPERATING PROFIT - continuing
   operations                                            24,082         33,246        101,476        110,910

Interest receivable and other income                      5,027          4,031         17,877         11,489

Interest payable and similar charges                       (522)          (981)        (2,154)        (2,439)
                                                       --------       --------       --------       --------
PROFIT ON ORDINARY ACTIVITIES
   BEFORE TAXATION                                       28,587         36,296        117,199        119,960

Tax on profit on ordinary activities                    (13,269)       (13,975)       (49,256)       (44,561)
                                                       --------       --------       --------       --------
PROFIT ON ORDINARY ACTIVITIES
   AFTER TAXATION                                        15,318         22,321         67,943         75,399

Dividends                                                     -              -              -        (78,539)
                                                       --------       --------       --------       --------
RETAINED PROFIT/(LOSS) FOR THE FINANCIAL PERIOD          15,318         22,321         67,943         (3,140)
  TRANSFERRED TO/(FROM) RESERVES
                                                       ========       ========       ========       ========

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial periods other than as stated in the profit and loss account. Therefore, no statement of total recognised gains and losses has been presented.

AES DRAX ELECTRIC LIMITED


CONSOLIDATED BALANCE SHEET
30 September 2002

                                                                         30 September   As restated at
                                                                                 2002      31 December
                                                                          (pound)'000             2001
                                                                Note                       (pound)'000
FIXED ASSETS
Intangible assets                                                             569,203          594,610
Tangible assets                                                             1,120,881        1,140,245
                                                                           ----------       ----------
                                                                            1,690,084        1,734,855
                                                                           ----------       ----------
CURRENT ASSETS
Stocks                                                                         60,378           62,563
Debtors                                                                       130,930          168,047
Cash at bank and in hand                                                       89,244           39,816
                                                                           ----------       ----------
                                                                              280,552          270,426

CREDITORS: amounts falling due within one year                               (112,285)         (98,243)
                                                                           ----------       ----------
NET CURRENT ASSETS                                                            168,267          172,183
                                                                           ----------       ----------
TOTAL ASSETS LESS CURRENT LIABILITIES                                       1,858,351        1,907,038

CREDITORS: amounts falling due after more than one year          4         (1,269,485)      (1,389,645)

PROVISIONS FOR LIABILITIES AND CHARGES                                        (20,918)         (17,388)
                                                                           ----------       ----------
                                                                              567,948          500,005
                                                                           ==========       ==========

CAPITAL AND RESERVES
Called up share capital                                          4            505,000          505,000
Profit and loss account                                                        62,948           (4,995)
                                                                           ----------       ----------
TOTAL EQUITY SHAREHOLDERS' FUNDS                                              567,948          500,005
                                                                           ==========       ==========

AES DRAX ELECTRIC LIMITED


CONSOLIDATED CASH FLOW STATEMENT
Nine months ended 30 September 2002

                                                                Nine months     Nine months
                                                                      ended           ended
                                                               30 September    30 September
                                                                       2002            2001
                                                                (pound)'000     (pound)'000
Net cash inflow from operating activities                            42,390         107,382

Returns on investments and servicing of finance
Interest received                                                    17,934          11,625
Interest paid                                                        (2,154)         (2,439)
                                                                  ---------       ---------

Net cash inflow from returns on investments and servicing
  of finance                                                         15,780           9,186
                                                                  ---------       ---------

Taxation                                                             (3,460)        (30,099)

Capital expenditure
Payments to acquire tangible fixed assets                            (5,282)         (4,476)
Receipts from sale of tangible fixed assets                               -              29
                                                                  ---------       ---------
                                                                     (5,282)         (4,447)
                                                                  ---------       ---------

Equity dividends paid                                                     -         (78,539)
                                                                  ---------       ---------
Cash inflow before use of liquid resources                           49,428           3,483

Management of liquid resources
Increase in restricted cash deposits                                   (275)           (351)
                                                                  ---------       ---------
Increase in cash in the period                                       49,153           3,132
                                                                  =========       =========

AES DRAX ELECTRIC LIMITED


NOTES TO THE ACCOUNTS
Nine months ended 30 September 2002

1.   BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of AES Drax Electric Limited and its subsidiaries (the "Company"). Intercompany transactions and balances have been eliminated.

     In the Company's opinion, all adjustments necessary for a fair presentation of the unaudited results of operations for the nine months ended September 30, 2002 and 2001, respectively, are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for the period ended September 30, 2002 are not necessarily indicative of the results of operations to be expected for the full year. The accompanying financial statements are unaudited and should be read in conjunction with the financial statements, which are incorporated herein by reference to the AES Drax Holdings Limited's Annual Report on Form 20-F for the year ended December 31, 2001.

2.   POST BALANCE SHEET EVENT

     On 14 October, 2002 TXU Corp withdrew financial support for its subsidiary TXU Europe. As a consequence of this, TXU Europe Energy Trading Limited ("TXU Energy"), was granted an administration order on November 19, 2002. As a result of the administration order, we expect to make provisions of (pound)165 million in the financial statements for the year ended 31 December, 2002, covering the amounts owed by TXU Energy in respect of the Hedging Contract with AES Drax and the termination of that contract. Amounts to be written-off in respect of September 30, 2002 balances total (pound)80.3 million; the remainder relates to provisions to be made in respect of unpaid amounts for power sold to TXU Energy under the Hedging Contract during October and November 2002.

     Standstill Agreement with Senior Creditors

     On November 28, 2002, AES Drax reached an agreement, in principle, regarding certain standstill arrangements with the steering committee representing the bank lenders and an ad hoc committee formed by holders of the senior bonds. The purpose of the standstill is to provide AES Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of the project can take place. The standstill period would expire on May 31, 2003, unless extended. The bank lenders and the senior bondholders would agree to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security.

     Under the Standstill Agreement, the Company's bank lenders and senior bondholders would agree to certain amendments and waivers to their respective financing documents which will permit AES Drax to have access to at least (pound)30 million of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the steering committee of the bank lenders and the ad hoc committee of senior bondholders, will be available to provide credit support to electricity counterparties and suppliers and for working capital needs.

     Failure to enter into a definitive Standstill agreement or the failure to effect a satisfactory restructuring of the project would lead to an event of default under the senior bonds and the notes.

3.   SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

     This note is provided in addition to the previous financial information for US users of the accounts.

     The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. These differences relate principally to the following items and the approximate effect on net income and shareholders' equity is shown in the following table.

     Deferred taxation

     Under UK GAAP, deferred taxation is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements, to the extent that it is probable that an asset or a liability will crystallise in the foreseeable future, in accordance with FRS19. Under US GAAP, deferred taxation is provided on all temporary differences under the liability method, subject to a valuation allowance where applicable in respect of deferred taxation assets, in accordance with SFAS 109, Accounting for Income Taxes.

AES DRAX ELECTRIC LIMITED


NOTES TO THE ACCOUNTS
Nine months ended 30 September 2002

3.   SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

     Additional net deferred tax liabilities recorded at the acquisition date under US GAAP will result in an increase in the amount allocated to tangible fixed assets resulting in additional depreciation expense.

     Pensions

     The directors do not believe the adoption of FAS 87 costs would differ materially from the pension costs under UK GAAP.

     Push down of acquisition debt

     Under US GAAP the (pound)1,300 million senior secured bank facility used to finance the acquisition of AES Drax Power Limited would be pushed down to the company acquired and the related interest expense would be recorded.

     Repayment of the bank facility is secured by a security interest in the (pound)1,725 million Guaranteed Secured Bonds. Enforcement of the bank facility will give the bank lenders the right to enforce the security package granted under the Guaranteed Secured Bonds. Interest on the bank facility accrues at LIBOR + 1.8%. Principal repayments are due semi-annually over a fifteen year period commencing 30 June 2000. Principal repayments of (pound)25 million, (pound)370 million, (pound)2.7 million, (pound)9.1 million, (pound)22.6 million and (pound)28.1 million were made on 30 June 2000, 2 August 2000, 31 December 2000, 30 June 2001, 31 December 2001 and 30 June 2002 respectively.

     Goodwill

     Under UK GAAP, goodwill arising on the acquisition of subsidiaries represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill is capitalised and amortised over twenty years. Under US GAAP, the acquisition has been treated as an acquisition of assets and accordingly the entire purchase price, including certain liabilities assumed, has been allocated to tangible fixed assets and depreciated over the estimated useful lives of the assets, being thirty five years.

     Severance accrual

     Under US GAAP, an accrual would be recorded as part of the acquisition of AES Drax Power Limited for the estimated cost of severing certain employees of AES Drax Power Limited. No such accrual has been recorded under UK GAAP.

     Derivative Instruments and Hedging Activities

     In order to comply with US GAAP, adjustments are required to be made in relation to SFAS 133, Accounting for Derivative Instruments and Hedging Activities. This results in the creation of derivative assets and liabilities, together with corresponding gains and losses on all derivative instruments and hedges.

                                                      Three months ended              Nine months ended
                                               30 September    30 September    30 September    30 September
                                                       2002            2001            2002            2001
                                                (pound)'000     (pound)'000     (pound)'000     (pound)'000
     Net income under UK GAAP                        15,318          22,321          67,943          75,399
     US GAAP adjustments:
          Goodwill                                    8,469           8,469          25,407          25,407
          Additional depreciation                    (4,837)         (4,837)        (14,512)        (14,512)
          Deferred tax                                5,070           5,459          23,701           9,685
          Additional depreciation due to             (5,082)         (5,082)        (15,245)        (15,245)
            deferred tax
          Push down interest                        (14,981)        (12,305)        (46,936)        (39,328)
          Derivative gain/(loss)                      9,056         (13,178)          9,229         (11,769)
                                                  ---------       ---------       ---------       ---------
     Net income under US GAAP                        13,013             847          49,587          29,637
                                                  =========       =========       =========       =========

AES DRAX ELECTRIC LIMITED


NOTES TO THE ACCOUNTS
Nine months ended 30 September 2002

3.   SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

                                                         30 September  As restated at
                                                                 2002     31 December
                                                          (pound)'000            2001
                                                                          (pound)'000
     Shareholders' equity under UK GAAP                       567,948         500,005
     US GAAP adjustments:
         Cumulative effect of previous adjustments            (57,287)        (11,334)
         Goodwill                                              25,407          33,876
         Additional depreciation                              (14,512)        (19,350)
         Deferred tax                                          23,701          14,978
         Additional depreciation due to deferred tax          (15,245)        (20,326)
         Push down loan adjustment                            (18,881)         (7,653)
         Derivatives                                          (23,905)        (47,478)
                                                            ---------       ---------
     Shareholders' equity under US GAAP                       487,226         442,718
                                                            =========       =========

4.   PRIOR YEAR ADJUSTMENT

     There has been a reclassification of share capital of (pound)1,200 million for the prior year, which is now classified as an intercompany loan as this reflects the true nature of the transaction that occurred.

AES DRAX ACQUISITION LIMITED

Financial Statements
30 September 2002

AES DRAX ACQUISITION LIMITED


CONSOLIDATED PROFIT AND LOSS ACCOUNT
Periods ended 30 September 2002

                                                         Three months ended               Nine months ended
                                                  30 September    30 September    30 September    30 September
                                                          2002            2001            2002            2001
                                                   (pound)'000     (pound)'000     (pound)'000     (pound)'000
TURNOVER - continuing operations                       112,291         133,159         387,170         442,638

Cost of sales                                          (39,422)        (56,082)       (149,858)       (208,089)
                                                     ---------       ---------       ---------       ---------
GROSS PROFIT                                            72,869          77,077         237,312         234,549

Administrative expenses                                (49,974)        (45,056)       (139,296)       (127,309)
                                                     ---------       ---------       ---------       ---------
OPERATING PROFIT - continuing operations                22,895          32,021          98,016         107,240

Interest receivable and other income                     5,027           4,033          17,800          11,565

Interest payable and similar charges                   (44,096)        (39,051)       (132,499)       (119,123)
                                                     ---------       ---------       ---------       ---------
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION            (16,174)         (2,997)        (16,683)           (318)

Tax on loss on ordinary activities                         148          (2,199)         (9,124)         (8,515)
                                                     ---------       ---------       ---------       ---------
RETAINED LOSS FOR THE FINANCIAL PERIOD
  TRANSFERRED FROM RESERVES                            (16,026)         (5,196)        (25,807)         (8,833)
                                                     =========       =========       =========       =========


STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial periods other than as stated in the profit and loss account. Therefore, no statement of total recognised gains and losses has been presented.

AES DRAX ACQUISITION LIMITED


CONSOLIDATED BALANCE SHEET
30 September 2002

                                                               30 September      31 December
                                                                       2002             2001
                                                                (pound)'000      (pound)'000
FIXED ASSETS
Intangible assets                                                   569,203          594,610
Tangible assets                                                   1,120,881        1,140,245
                                                                 ----------       ----------
                                                                  1,690,084        1,734,855
                                                                 ----------       ----------

CURRENT ASSETS
Stocks                                                               60,378           62,563
Debtors                                                           1,012,008        1,022,099
Cash at bank and in hand                                             89,323           40,796
                                                                 ----------       ----------
                                                                  1,161,709        1,125,458

CREDITORS: amounts falling due within one year                     (106,521)         (92,483)
                                                                 ----------       ----------
NET CURRENT ASSETS                                                1,055,188        1,032,975
                                                                 ----------       ----------
TOTAL ASSETS LESS CURRENT LIABILITIES                             2,745,272        2,767,830

CREDITORS: amounts falling due after more than one year          (2,314,363)      (2,314,644)

PROVISIONS FOR LIABILITIES AND CHARGES                              (20,918)         (17,388)
                                                                 ----------       ----------
                                                                    409,991          435,798
                                                                 ==========       ==========

CAPITAL AND RESERVES
Called up share capital                                             445,050          445,050
Profit and loss account                                             (35,059)          (9,252)
                                                                 ----------       ----------
TOTAL EQUITY SHAREHOLDERS' FUNDS                                    409,991          435,798
                                                                 ==========       ==========

AES DRAX ACQUISITION LIMITED


CONSOLIDATED CASH FLOW STATEMENT
Nine months ended 30 September 2002

                                                                         Nine months     Nine months
                                                                               ended           ended
                                                                        30 September    30 September
                                                                                2002            2001
                                                                         (pound)'000     (pound)'000
Net cash inflow from operating activities                                    131,772          87,003

Returns on investments and servicing of finance
Interest received                                                             17,857          11,701
Interest paid                                                                (92,360)       (100,038)
                                                                           ---------       ---------

Net cash outflow from returns on investments and servicing
  of finance                                                                 (74,503)        (88,337)
                                                                           ---------       ---------

Taxation                                                                      (3,460)         (5,829)

Capital expenditure
Payments to acquire tangible fixed assets                                     (5,282)         (4,476)
Receipts from sale of tangible fixed assets                                        -              29
                                                                           ---------       ---------
                                                                              (5,282)         (4,447)
                                                                           ---------       ---------

Cash inflow/(outflow) before use of liquid resources and financing            48,527         (11,610)

Management of liquid resources
Increase in restricted cash deposits                                            (275)           (351)
                                                                           ---------       ---------
Increase/(decrease) in cash in the period                                     48,252         (11,961)
                                                                           =========       =========

AES DRAX ACQUISITION LIMITED


NOTES TO THE ACCOUNTS
Nine months ended 30 September 2002

1.   BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of AES Drax Acquisition Limited and its subsidiaries (the "Company"). Intercompany transactions and balances have been eliminated.

     In the Company's opinion, all adjustments necessary for a fair presentation of the unaudited results of operations for the nine months ended September 30, 2002 and 2001, respectively, are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for the period ended September 30, 2002 are not necessarily indicative of the results of operations to be expected for the full year. The accompanying financial statements are unaudited and should be read in conjunction with the financial statements, which are incorporated herein by reference to the AES Drax Holdings Limited's Annual Report on Form 20-F for the year ended December 31, 2001.

2.   POST BALANCE SHEET EVENT

     On 14 October, 2002 TXU Corp withdrew financial support for its subsidiary TXU Europe. As a consequence of this, TXU Europe Energy Trading Limited ("TXU Energy"), was granted an administration order on November 19, 2002. As a result of the administration order, we expect to make provisions of (pound)165 million in the financial statements for the year ended 31 December, 2002, covering the amounts owed by TXU Energy in respect of the Hedging Contract with AES Drax and the termination of that contract. Amounts to be written-off in respect of September 30, 2002 balances total (pound)80.3 million; the remainder relates to provisions to be made in respect of unpaid amounts for power sold to TXU Energy under the Hedging Contract during October and November 2002.

     Standstill Agreement with Senior Creditors

     On November 28, 2002, AES Drax reached an agreement, in principle, regarding certain standstill arrangements with the steering committee representing the bank lenders and an ad hoc committee formed by holders of the senior bonds. The purpose of the standstill is to provide AES Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of the project can take place. The standstill period would expire on May 31, 2003, unless extended. The bank lenders and the senior bondholders would agree to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security.

     Under the Standstill Agreement, the Company's bank lenders and senior bondholders would agree to certain amendments and waivers to their respective financing documents which will permit AES Drax to have access to at least (pound)30 million of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the steering committee of the bank lenders and the ad hoc committee of senior bondholders, will be available to provide credit support to electricity counterparties and suppliers and for working capital needs.

     Failure to enter into a definitive Standstill agreement or the failure to effect a satisfactory restructuring of the project would lead to an event of default under the senior bonds and the notes.

3.   SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

     This note is provided in addition to the previous financial information for US users of the accounts.

     The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. These differences relate principally to the following items and the approximate effect on net income and shareholders' equity is shown in the following table.

     Deferred taxation

     Under UK GAAP, deferred taxation is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements, to the extent that it is probable that an asset or a liability will crystallise in the foreseeable future, in accordance with FRS19. Under US GAAP, deferred taxation is provided on all temporary differences under the liability method, subject to a valuation allowance where applicable in respect of deferred taxation assets, in accordance with SFAS 109, Accounting for Income Taxes.

AES DRAX ACQUISITION LIMITED


NOTES TO THE ACCOUNTS
Nine months ended 30 September 2002


3.   SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

     Additional net deferred tax liabilities recorded at the acquisition date under US GAAP will result in an increase in the amount allocated to tangible fixed assets resulting in additional depreciation expense.

     Pensions

     The directors do not believe the adoption of FAS 87 costs would differ materially from the pension costs under UK GAAP.

     Interest

     Under UK GAAP, interest is charged on the (pound)1,725 million Guaranteed Secured Bonds. Under US GAAP, (pound)425 million forward purchase of equity is offset against the (pound)1,725 million Guaranteed Secured bond. Therefore, interest under US GAAP is charged on the net (pound)1,300 million.

     The (pound)1,300 million represents a senior secured bank facility. Repayment of the bank facility is secured by a security interest in the (pound)1,725 million Guaranteed Secured Bonds. Enforcement of the bank facility will give the bank lenders the right to enforce the security package granted under the Guaranteed Secured Bonds. Interest on the bank facility accrues at LIBOR + 1.8%. Principal repayments are due semi-annually over a fifteen year period commencing 30 June 2000. Principal repayments of (pound)25 million, (pound)370 million, (pound)2.7 million, (pound)9.1 million, (pound)22.6 million and (pound)28.1 million were made on 30 June 2000, 2 August 2000, 31 December 2000, 30 June 2001, 31 December 2001 and 30 June 2002, respectively.

     Goodwill

     Under UK GAAP, goodwill arising on the acquisition of subsidiaries represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill is capitalised and amortised over twenty years. Under US GAAP, the acquisition has been treated as an acquisition of assets and accordingly the entire purchase price, including certain liabilities assumed, has been allocated to tangible fixed assets and depreciated over the estimated useful lives of the assets, being thirty five years.

     Severance accrual

     Under US GAAP, an accrual would be recorded as part of the acquisition of AES Drax Power Limited for the estimated cost of severing certain employees of AES Drax Power Limited. No such accrual has been recorded under UK GAAP.

     Derivative Instruments and Hedging Activities

     In order to comply with US GAAP, adjustments are required to be made in relation to SFAS 133, Accounting for Derivative Instruments and Hedging Activities. This results in the creation of derivative assets and liabilities, together with corresponding gains and losses on all derivative instruments and hedges.

                                                     Three months ended             Nine months ended
                                              30 September    30 September    30 September    30 September
                                                      2002            2001            2002            2001
                                               (pound)'000     (pound)'000     (pound)'000     (pound)'000
     Net loss under UK GAAP                        (16,026)         (5,196)        (25,807)         (8,833)
     US GAAP adjustments:
          Goodwill                                   8,469           8,469          25,407          25,407
          Additional depreciation                   (4,837)         (4,837)        (14,512)        (14,512)
          Deferred tax                               5,070           5,459          23,701           9,685
          Additional depreciation due to            (5,082)         (5,082)        (15,245)        (15,245)
            deferred tax
          Push down interest                        12,867          11,206          35,503          32,619
          Derivative (loss)/gain                       (32)         (9,369)          1,556          (5,646)
                                                 ---------       ---------       ---------       ---------
     Net income under US GAAP                          429             650          30,603          23,475
                                                 =========       =========       =========       =========

AES DRAX ACQUISITION LIMITED


NOTES TO THE ACCOUNTS
Nine months ended 30 September 2002

3.   SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

                                                         30 September     31 December
                                                                 2002            2001
                                                          (pound)'000     (pound)'000
     Shareholders' equity under UK GAAP                       409,991         435,798
     US GAAP adjustments:
         Cumulative effect of previous adjustments             72,579          68,459
         Goodwill                                              25,407          33,876
         Additional depreciation                              (14,512)        (19,350)
         Deferred tax                                          23,701          14,978
         Additional depreciation due to deferred tax          (15,245)        (20,326)
         Push down loan adjustment                             35,503          43,874
         Derivatives                                           (8,340)        (48,932)
                                                            ---------       ---------
     Shareholders' equity under US GAAP                       529,084         508,377
                                                            =========       =========

AES DRAX FINANCING LIMITED

Financial Statements
30 September 2002

AES DRAX FINANCING LIMITED


BALANCE SHEET
30 September 2002

                                       30 September    31 December
                                               2002           2001
                                        (pound)'000    (pound)'000

FIXED ASSETS
Investments                                 189,000        189,000
                                          ---------      ---------
                                            189,000        189,000
                                          =========      =========

CAPITAL AND RESERVES
Called up share capital                     189,000        189,000
                                          ---------      ---------
EQUITY SHAREHOLDERS' FUNDS                  189,000        189,000
                                          =========      =========

AES DRAX FINANCING LIMITED


NOTES TO THE ACCOUNTS
Nine months ended 30 September 2002


1.   DIFFERENCES BETWEEN UK AND US GAAP

     The financial statements are prepared in accordance with UK GAAP. There are no significant differences between UK GAAP and US GAAP that would affect these financial statements.








                                       3